Exhibit 99.100

EXECUTION COPY

HUDBAY MINERALS INC.

AND

LUNDIN MINING CORPORATION

ARRANGEMENT AGREEMENT

DATED NOVEMBER 21, 2008

Article 1	INTERPRETATION	1
1.1	Definitions	1
1.2	Interpretation Not Affected by Headings	13
1.3	Number and Gender	13
1.4	Date for Any Action	13
1.5	Currency	13
1.6	Accounting Matters	14
1.7	Knowledge	14
1.8	Schedules	14
Article 2	THE ARRANGEMENT	14
2.1	Arrangement	14
2.2	Interim Orders	15
2.3	Lundin Meeting	15
2.4	Lundin Circular	16
2.5	Securities Law Compliance	18
2.6	Final Order	19
2.7	Court Proceedings	19
2.8	Articles of Arrangement and Effective Date	19
2.9	Issue of HudBay Shares	20
2.10	Preparation of Filings	20
2.11	Announcement and Shareholder Communications	20
2.12	Withholding Taxes	20
2.13	U.S. Tax Matters	21
Article 3	REPRESENTATIONS AND WARRANTIES OF LUNDIN	21
3.1	Representations and Warranties	21
3.2	Survival of Representations and Warranties	37
Article 4	REPRESENTATIONS AND WARRANTIES OF SUBCO AND HUDBAY	37
4.1	Representations and Warranties	37
4.2	Survival of Representations and Warranties	50
Article 5	COVENANTS OF LUNDIN AND HUDBAY	50
5.1	Covenants of Lundin Regarding the Conduct of Business	50
5.2	Covenants of Lundin Relating to the Arrangement	53
5.3	Covenants of HudBay Regarding the Conduct of Business	54
5.4	Covenants of HudBay Regarding the Performance of Obligations	57
5.5	Pre-Acquisition Reorganization	58
5.6	Employment Agreements	60
Article 6	CONDITIONS	60
6.1	Mutual Conditions Precedent	60
6.2	Additional Conditions Precedent to the Obligations of HudBay	61
6.3	Additional Conditions Precedent to the Obligations of Lundin	62
6.4	Satisfaction of Conditions	63
Article 7	ADDITIONAL AGREEMENTS	63
7.1	Notice and Cure Provisions	63
7.2	Non-Solicitation	64
7.3	Right to Match	66

A-1

7.4	HudBay Non-Solicitation	67
7.5	Expenses and Termination Fees	69
7.6	Access to Information; Confidentiality	71
7.7	Insurance and Indemnification	71
Article 8	TERM, TERMINATION, AMENDMENT AND WAIVER	72
8.1	Term	72
8.2	Termination	72
8.3	Amendment	74
8.4	Waiver	74
Article 9	GENERAL PROVISIONS	74
9.1	Privacy	74
9.2	Notices	75
9.3	Governing Law; Waiver of Jury Trial	76
9.4	Injunctive Relief	76
9.5	Time of Essence	77
9.6	Entire Agreement, Binding Effect and Assignment	77
9.7	Severability	77
9.8	Counterparts, Execution	77

A-2

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT dated November 21, 2008,

BETWEEN:

HUDBAY MINERALS INC., a corporation continued under the laws of Canada (“HudBay”)

- and -

LUNDIN MINING CORPORATION, a corporation incorporated under the laws of Canada (“Lundin”)

The parties intend that the Arrangement will qualify as a reorganization within the meaning of Section 368(a) of the Code (as defined herein) and applicable Treasury Regulations and that this Agreement shall constitute a plan of reorganization within the meaning of Treasury Regulations promulgated under the Code.

THIS AGREEMENT WITNESSES THAT in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1 Definitions

In this Agreement, unless the context otherwise requires:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement and other than any transaction involving only a Party and/or one or more of its wholly-owned subsidiaries, any offer, proposal or inquiry from any person, whether or not in writing and whether or not delivered to the shareholders of a Party, after the date hereof relating to: (a) any acquisition or purchase, direct or indirect, of: (i) the assets of a Party and/or one or more of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of that Party and its subsidiaries; or (ii) 20% or more of any voting or equity securities of that Party or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of that Party and its subsidiaries; (b) any take-over bid, tender offer or exchange offer that, if consummated, would result in such person beneficially owning 20% or more of any class of voting or equity securities of that Party; or (c) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a Party or any of its subsidiaries whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or revenues, as applicable, of that Party;

“affiliate” has the meaning ascribed thereto in the CBCA;

“Agreement” means this arrangement agreement, including all schedules annexed hereto, together with the Lundin Disclosure Letter and the HudBay Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

“Arrangement” means the arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.3 hereof or the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of Lundin and HudBay, each acting reasonably;

“Arrangement Resolution” means the special resolution of the Lundin Shareholders approving the Plan of Arrangement which is to be considered at the Lundin Meeting and shall be substantially in the form and content of Schedule “B” hereto;

“Articles of Arrangement” means the articles of arrangement of Lundin in respect of the Arrangement that are required to be sent to the Director in compliance with the CBCA after the Final Order is made, which shall be in form and content satisfactory to Lundin and HudBay, each acting reasonably;

“business day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Toronto, Ontario;

“CBCA” means the Canada Business Corporations Act and the regulations made thereunder, as promulgated or amended from time to time;

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to Section 192(7) of the CBCA in respect of the Articles of Arrangement;

“CFPOA” means the Corruption of Foreign Public Officials Act (Canada) and the regulations promulgated thereunder, as amended from time to time;

“Change of Control Proposal” means a bona fide unsolicited written Acquisition Proposal made by a third party after the date of this Agreement (and not obtained in violation of Section 7.4) that relates to the acquisition of 50% or more of the outstanding HudBay Shares (other than HudBay Shares owned by the person making the Change of Control Proposal) or all or substantially all of the assets of HudBay and its subsidiaries.

“Change in Recommendation” has the meaning ascribed thereto in Section 8.2.1(c)(i);

“Code” means the U.S. Internal Revenue Code of 1986, as amended;

“Competition Act” means the Competition Act (Canada), as amended from time to time;

“Confidentiality Agreement” means the letter agreement dated November 6, 2008 between HudBay and Lundin, pursuant to which HudBay has been provided with access to the confidential information of Lundin and Lundin has been provided with access to the confidential information of HudBay;

“Consideration” means the consideration to be received by the Lundin Shareholders pursuant to the Plan of Arrangement as consideration for their Lundin Shares, consisting of 0.3919 of a HudBay Share for each Lundin Share;

“Contract” means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding, joint venture, partnership or other right or obligation (written or oral) to which a Party or any of its subsidiaries is a party or by which it or any of its subsidiaries is bound or affected or to which any of their respective properties or assets is subject;

“Court” means the Ontario Superior Court of Justice (Commercial List);

“Credit Agreement” has the meaning ascribed thereto in Section 6.2(e);

“Depositary” means any trust company, bank or financial institution agreed to in writing between HudBay and Lundin for the purpose of, among other things, exchanging certificates representing Lundin Shares for certificates representing HudBay Shares in connection with the Arrangement;

“Director” means the director appointed pursuant to Section 260 of the CBCA;

“Dissent Rights” means the rights of dissent exercisable by the Lundin Shareholders in respect of the Arrangement described in Article 4 of the Plan of Arrangement;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” has the meaning ascribed thereto in the Plan of Arrangement;

“Environmental Laws” means all applicable federal, provincial, state, local and foreign Laws, imposing obligations, responsibilities, liabilities or standards of conduct for or relating to the regulation or control of pollution, contamination, activities, materials, substances or wastes in connection with or for or to the protection of human health or safety, the environment or natural resources (including climate, air, surface water, groundwater, wetlands, land surface, subsurface strata, wildlife, aquatic species and vegetation);

“Environmental Liabilities” means, with respect to any person, all liabilities, obligations, responsibilities, responses, losses, damages, punitive damages,

property damages, consequential damages, treble damages, costs (including control, remedial and removal costs, investigation costs, capital costs, operation and maintenance costs), expenses, fines, penalties and sanctions incurred as a result of or related to any claim, suit, action, administrative or court order, investigation, proceeding or demand by any person, arising under or related to any Environmental Laws, Environmental Permits, or in connection with any Release or threatened Release or presence of a Hazardous Substance;

“Environmental Permits” means all Permits or program participation requirements with or from any Governmental Entity under any Environmental Laws;

“Exchange” or “TSX” means the Toronto Stock Exchange;

“FCPA” means the United States’ Foreign Corrupt Practices Act and the regulations promulgated thereunder, as amended from time to time;

“Final Order” means the final order of the Court pursuant to Section 192 of the CBCA, in a form acceptable to Lundin and HudBay, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both Lundin and HudBay, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Lundin and HudBay, each acting reasonably) on appeal;

“GAAP” means Canadian generally accepted accounting principles;

“Governmental Entity” means: (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, agency or entity, domestic or foreign; (b) any stock exchange, including the Exchange and the NYSE; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous or deleterious substance, waste or material, including arsenic, cadmium, copper, lead, mercury, petroleum, polychlorinated biphenyls, asbestos and urea-formaldehyde insulation, and any other material, substance, pollutant or contaminant regulated or defined pursuant to, or that could result in liability under, any Environmental Law;

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the rules and regulations promulgated thereunder, as amended from time to time;

“HudBay Benefit Plans” has the meaning ascribed thereto in Section 4.1(u)(i);

“HudBay Data Room” means the electronic data room established and maintained by HudBay at https://datasite.merrillcorp.com;

“HudBay Data Room Information” means the documents listed in the index attached to the HudBay Disclosure Letter;

“HudBay Disclosure Letter” means the disclosure letter executed by HudBay and delivered to Lundin prior to the execution of this Agreement;

“HudBay Financial Statements” has the meaning ascribed thereto in Section 4.1(i);

“HudBay Internal Reorganization” means a transaction or series of transactions between HudBay and one or more subsidiaries of HudBay or between subsidiaries of HudBay which does not involve the disposition of any assets, rights or properties of HudBay or any such subsidiary to a third party other than HudBay or a subsidiary of HudBay;

“HudBay Mineral Rights” means all of HudBay’s and the Material HudBay Subsidiaries’ mineral interests and rights (including any claims, concessions, royalty interests, exploration licences, exploitation licences, prospecting permits, mining leases and mining rights);

“HudBay Options” means the outstanding options to purchase HudBay Shares granted under the HudBay Option Plans;

“HudBay Option Plans” means (a) the stock option plan approved by HudBay Shareholders on June 23, 2005, as amended; (b) the stock option plan approved by HudBay Shareholders on July 9, 2002, as amended; and (c) the stock option plan approved by HudBay Shareholders on May 29, 2008;

“HudBay Preference Shares” has the meaning ascribed thereto in Section 4.1(e);

“HudBay Public Disclosure Record” means all documents and information filed by HudBay on SEDAR during the three (3) years prior to the date hereof;

“HudBay Representatives” has the meaning ascribed thereto in Section 7.4.1;

“HudBay Shareholders” means the holders of HudBay Shares;

“HudBay Shares” means common shares in the authorized share capital of HudBay;

“HudBay Warrants” means (a) the outstanding warrants to purchase HudBay Shares governed by the warrant indenture dated December 21, 2004 made between HudBay and Equity Transfer Services Inc. as warrant agent, as amended;

and (b) the outstanding warrants to purchase HudBay Shares governed by the warrant indenture dated October 26, 2007 made between Skye Resources Inc. and CIBC Mellon Trust Company, as Warrant Agent, as amended by a supplemental indenture pursuant to which the warrants outstanding under such indenture became exercisable for HudBay Shares;

“including” means including without limitation, and “include” and “includes” have a corresponding meaning;

“Interim Order” means the interim order of the Court contemplated by Section 2.2 of this Agreement and made pursuant to Section 192(3) of the CBCA, in a form acceptable to Lundin and HudBay, each acting reasonably, providing for, among other things, the calling and holding of the Lundin Meeting, as the same may be amended by the Court with the consent of Lundin and HudBay, each acting reasonably;

“Investment Canada Act” means the Investment Canada Act, as amended from time to time;

“Key Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities set out in Schedule “C” hereto;

“Key Third Party Consents” means those consents, approvals and notices required from any third party, including from customers, as set out in Schedule “D” hereto;

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any Permit of or from any Governmental Entity or self-regulatory authority (including the Exchange, the NYSE and the OMX), and the term “applicable” with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Locked-up Shareholders” means: (a) certain of the officers and directors of Lundin as designated in writing by HudBay to Lundin; and (b) each of Ellegrove Capital Ltd., Abalone Capital Ltd., Lorito Holdings Ltd. and Zebra Holdings and Investments Inc. and 1875 Finance SA, representing, collectively, not less than 21.1% of the issued and outstanding shares of Lundin;

“Lundin Benefit Plans” has the meaning ascribed thereto in Section 3.1(x)(i);

“Lundin Board” means the board of directors of Lundin as the same is constituted from time to time;

“Lundin Circular” means the notice of the Lundin Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto and enclosures therewith, to be sent to the Lundin Shareholders in connection with the Lundin Meeting, as amended, supplemented or otherwise modified from time to time;

“Lundin Data Room” means the physical data room established and maintained by Lundin in Lisbon, Portugal;

“Lundin Data Room Information” means the documents listed in the index attached to the Lundin Disclosure Letter and the information contained in the physical data room located in Lisbon, Portugal;

“Lundin Disclosure Letter” means the disclosure letter executed by Lundin and delivered to HudBay prior to the execution of this Agreement;

“Lundin Financial Statements” has the meaning ascribed thereto in Section 3.1(k);

“Lundin Investment Companies” means the public companies in which Lundin has an equity interest and which are not subsidiaries;

“Lundin Meeting” means the special meeting of Lundin Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“Lundin Mineral Rights” means all of Lundin’s and the Lundin Subsidiaries’ mineral interests and rights (including any claims, concessions, royalty interests, exploration licences, exploitation licences, prospecting permits, mining leases and mining rights);

“Lundin Options” means the outstanding options to purchase Lundin Shares granted under the Lundin Stock Option Plan;

“Lundin Public Disclosure Record” means all documents and information required to be filed by Lundin on SEDAR during the three (3) years prior to the date hereof;

“Lundin SARs” means stock appreciation rights granted pursuant to the Lundin Stock Option Plan and outstanding on the Effective Date;

“Lundin Shareholders” means the holders of Lundin Shares, including the holders of SDRs;

“Lundin Shareholder Approval” has the meaning ascribed thereto in Section 2.2(a)(ii);

“Lundin Shares” means the common shares in the authorized share capital of Lundin, including the Lundin Shares represented by the SDRs;

“Lundin Significant Interest Companies” means the private entities in which Lundin has an equity interest in excess of 10% but less than 50%;

“Lundin Stock Option Plan” means the stock option plan of Lundin, as approved by the Lundin Shareholders on May 15, 2003, as amended;

“Lundin Subsidiaries” means the corporations listed on Schedule “E” hereto;

“Material Adverse Change” means, in respect of any person, any one or more changes, events or occurrences, and “Material Adverse Effect” means, in respect of any person, any one or more changes, effects, events or occurrences, which, in either case, either individually or in the aggregate, is or would reasonably be expected to be material and adverse to the business, operations, results of operations or financial condition of that person taken as a whole, or that would prevent or materially impede the completion of the Arrangement, except any change, effect, event or occurrence resulting from or relating to: (a) the public announcement of the execution of this Agreement or the transactions contemplated hereby or the performance of any obligation hereunder or, in the case of Lundin, communication by HudBay of its plans or intentions with respect to Lundin and/or any of its subsidiaries; (b) any change in applicable Laws or in the interpretation thereof by any Governmental Entity provided that it does relate primarily only to that person and does not have a materially disproportionate effect on such person relative to comparable mining companies; (c) any change in GAAP; (d) any natural disaster provided that it does not have a materially disproportionate affect on such person relative to comparable mining companies; (e) changes affecting the mining industry generally or the price of zinc, copper, lead or nickel, provided that such changes do not have a materially disproportionate effect on such Party relative to comparable mining companies; (f) general economic, financial, currency exchange, securities or commodity market conditions; (g) any act of terrorism or outbreak or escalation of hostilities or armed conflict; or (h) any change in the market price of the Lundin Shares or the HudBay Shares, as applicable, (it being understood without limiting the applicability of paragraphs (a) to (h), the cause or causes of any such change in the market price of the Lundin Shares may constitute, in and of itself, a Material Adverse Change or Material Adverse Effect and may be taken into account in determining whether a Material Adverse Change or Material Adverse Effect has occurred), and references in this Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether a “Material Adverse Effect” or a “Material Adverse Change” has occurred;

“Material Contracts” means in respect of a Party any Contract: (a) that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect on such Party; (b) under which such Party or any of its subsidiaries has directly or indirectly guaranteed any liabilities or obligations of a third party (other than ordinary course endorsements for collection) in excess of $2,000,000 in the aggregate; (c) relating to indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset, with an outstanding principal amount in excess of $2,000,000; (d) providing for the establishment, investment in, organization or formation of any joint ventures or partnerships; (e) under which such Party or any of its subsidiaries is obligated to make or expects to receive payments in excess of $2,000,000 over the remaining term of the contract; (f) that limits or restricts such Party or any of its subsidiaries from engaging in any line of business or any geographic area in any material respect or that creates an exclusive dealing arrangement or right of first offer or refusal; (g) that is a collective bargaining agreement, a labour union contract or any other memorandum of understanding or other agreement with a union representing the employees of Lundin or the Lundin Subsidiaries; or (h) with a Governmental Entity; or (i) that is otherwise material to such Party and its subsidiaries, considered as a whole;

“material fact” and “material change” have the meanings ascribed thereto in the Securities Act;

“Material HudBay Subsidiaries” means the corporations listed on Schedule “G” hereto and “Material HudBay Subsidiary” means any one of them;

“NYSE” means the New York Stock Exchange;

“OMX” means the OMX Nordic Exchange Stockholm AB;

“ordinary course of business”, “ordinary course of business consistent with past practice”, or any similar reference, means, with respect to an action taken by a person, that such action is consistent with the past practices of such person and is taken in the ordinary course of the normal day-to-day business and operations of such person; provided that in any event such action is not unreasonable or unusual;

“OSC” means the Ontario Securities Commission;

“Outside Date” means May 30, 2009, or such later date as may be agreed to in writing by the Parties;

“Parties” means Lundin and HudBay, and “Party” means any of them;

“Permit” means any license, permit, certificate, consent, order, grant, approval, agreement, classification, registration or other authorization of and from any Governmental Entity;

“person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement, substantially in the form of Schedule “A”, and any amendments or variations thereto made in accordance with the Plan of Arrangement or upon the direction of the Court in the Final Order with the consent of Lundin and HudBay, each acting reasonably;

“Pre-Acquisition Reorganization” has the meaning ascribed thereto in Section 5.5(a);

“Qualified Person” has the meaning ascribed thereto in National Instrument 43-101- Standards of Disclosure for Mineral Projects;

“Release” means any release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of any Hazardous Substance in the indoor or outdoor environment, including the movement of Hazardous Substance through or in the air, soil, surface water, ground water or property;

“Representatives” has the meaning ascribed thereto in Section 7.2.1;

“Response Period” has the meaning ascribed thereto in Section 7.3(b);

“Returns” means all reports, forms, elections, information statements and returns (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto relating to, or required to be filed or prepared in connection with any Taxes;

“Schedule 13E-3” means the Rule 13e-3 Transaction Statement on Schedule 13E-3 under the U.S. Exchange Act to be filed by Lundin and HudBay in connection with the transaction contemplated hereafter;

“SDRs” means the Swedish Depositary Receipts of Lundin listed on the OMX;

“SDR Depositary” means E. Öhman J:or Fondkommission AB;

“SDR Documents” means a summary of the Lundin Circular and the procedures to be followed by holders of SDRs to cause the Lundin Shares underlying their SDRs to be voted in respect of the Arrangement Resolution;

“SEC” means the United States Securities and Exchange Commission;

“Securities Act” means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Securities Authorities” means: (i) the OSC and the applicable securities commissions and other securities regulatory authorities in each of the other provinces and territories of Canada; (ii) the SEC; and (iii) the Swedish Financial Supervisory Authority;

“Securities Laws” means the Securities Act, together with all other applicable provincial securities laws, rules and regulations and published policies thereunder, and any other applicable state, federal or other securities laws of the United States, including the U.S. Exchange Act and the U.S. Securities Act, or any other country (including, without limitation, Sweden), as now in effect and as they may be promulgated or amended from time to time;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Special Committee” means the special committee of the Lundin Board;

“subsidiary” means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to a subsidiary;

“Superior Proposal” means a bona fide unsolicited written Acquisition Proposal made by a third party after the date of this Agreement (and not obtained in violation of Section 7.2) that relates to the acquisition of all of the outstanding Lundin Shares (other than Lundin Shares owned by the person making the Superior Proposal) or all or substantially all of the assets of Lundin and its subsidiaries and (a) that is reasonably capable of being completed taking into account all financial, legal, regulatory and other aspects of such proposal (as compared to the terms herein) and the person making such proposal; (b) that, in the case of an Acquisition Proposal to acquire the outstanding Lundin Shares, is made available to all Lundin Shareholders on the same terms and conditions; (c) in respect of which, to the extent necessary, binding financial commitments have been provided from the sources of financing to be used to complete the transaction contemplated by such proposal, establishing that such financing is available without undue delay or conditions (other than the conditions attached to the Acquisition Proposal and conditions which are usual and customary conditions for similar financings and which, in the good faith judgment of the

Board, are likely to be satisfied by the relevant party); (d) is not subject to a due diligence condition; and (e) in respect of which the Lundin Board determines, in its good faith judgment, after consultation with its outside legal counsel and financial advisors, that failure to recommend such Acquisition Proposal to the Lundin Shareholders would be inconsistent with its fiduciary duties under applicable Law and would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the Lundin Shareholders from a financial point of view than the Arrangement, after taking into account any change to the Arrangement proposed by HudBay pursuant to Section 7.3;

“Swedish Prospectus” shall have the meaning ascribed to such term in Section 2.5 hereof;

“Taxes” means: (a) any and all taxes, imposts, levies, withholdings, duties, fees, premiums, assessments and other charges of any kind, however denominated and instalments in respect thereof, including any interest, penalties, fines or other additions that have been, are or will become payable in respect thereof, imposed by any Governmental Entity, including for greater certainty all income or profits taxes, payroll and employee withholding taxes, employment taxes, unemployment insurance, disability taxes, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, goods and services taxes, harmonized sales taxes, franchise taxes, gross receipts taxes, capital taxes, business license taxes, mining royalties, alternative minimum taxes, estimated taxes, abandoned or unclaimed (escheat) taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, severance taxes, workers’ compensation, government pension plan premiums or contributions and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which a Party or any of its subsidiaries is required to pay, withhold or collect, together with any interest, penalties or other additions to tax that may become payable in respect of such taxes, and any interest in respect of such interest, penalties and additions whether disputed or not; and (b) any liability for the payment of any amount described in paragraph (a) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any Tax sharing or Tax allocation agreement, arrangement or understanding, or as a result of being liable to another person’s Taxes as a transferee or successor, by contract or otherwise;

“Tax Returns” includes all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required by a Governmental Entity to be made, prepared or filed by law in respect of Taxes;

“Termination Fee” has the meaning ascribed thereto in Section 7.5.3;

“Termination Fee Event” has the meaning ascribed thereto in Section 7.5.4;

“Transaction Personal Information” has the meaning ascribed thereto in Section 9.1.

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder, as the same has been and hereafter from time to time may be amended;

“U.S. Person” has the meaning ascribed to it in Rule 902 of Regulation S of the U.S. Securities Act;

“U.S. Securities Act” means the United States Securities Act of 1933 and the rules and regulations promulgated thereunder, as the same has been and hereafter from time to time may be amended; and

“Voting Agreements” means the voting agreements (including all amendments thereto) between HudBay and the Locked-up Shareholders setting forth the terms and conditions upon which they have agreed to vote their Lundin Shares (including Lundin Shares underlying SDRs) in favour of the Arrangement Resolution, substantially in the forms attached as Schedule “H” and Schedule “I” hereto.

1.2 Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.3 Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4 Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

1.5 Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.

1.6 Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement in respect of Lundin shall have the meanings attributable thereto under GAAP and all determinations of an accounting nature in respect of Lundin required to be made shall be made in a manner consistent with GAAP consistently applied.

1.7 Knowledge

(a)	In this Agreement, references to “the knowledge of Lundin” means the actual knowledge of Philip J. Wright, in his capacity as Chief Executive Officer of Lundin and Ted Mayers, in his capacity as the Chief Financial Officer of Lundin, in each case, after reviewing relevant records or due enquiry within Lundin and the Lundin Subsidiaries.

(b)	In this Agreement, references to “the knowledge of HudBay” means the actual knowledge of Allen J. Palmiere, in his capacity as Chief Executive Officer of HudBay and David Bryson, in his capacity as the Chief Financial Officer of HudBay, in each case, after reviewing relevant records or due enquiry within HudBay and its affiliates.

1.8 Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A	-	Plan of Arrangement
Schedule B	-	Arrangement Resolution
Schedule C	-	Key Regulatory Approvals
Schedule D	-	Key Third Party Consents
Schedule E	-	Lundin Subsidiaries
Schedule F	-	Lundin Significant Interest Companies and Lundin Investment Companies
Schedule G	-	Material HudBay Subsidiaries
Schedule H	-	Form of Voting Agreement
Schedule I	-	Form of Voting Agreement (Directors and Officers)

ARTICLE 2

THE ARRANGEMENT

2.1 Arrangement

Lundin and HudBay agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

2.2 Interim Order

(a)	As soon as reasonably practicable following the execution of this Agreement, Lundin shall apply to the Court in a manner acceptable to HudBay, acting reasonably, pursuant to Section 192 of the CBCA and prepare, file and diligently pursue an application for the Interim Order, which shall provide, among other things:

(i)	for the class of persons to whom notice is to be provided in respect of the Arrangement and the Lundin Meeting and for the manner in which such notice is to be provided;

(ii)

that the requisite approval for the Arrangement Resolution shall be 66  2/3% of the votes cast on the Arrangement Resolution by the Lundin Shareholders present in person or by proxy at the Lundin Meeting and voting as a single class (the “Lundin Shareholder Approval”);

(iii)	that, in all other respects, the terms, conditions and restrictions of the Lundin constating documents, including quorum requirements and other matters, shall apply in respect of the Lundin Meeting;

(iv)	for the grant of Dissent Rights to the Lundin Shareholders who are registered Lundin Shareholders;

(v)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(vi)	that the Lundin Meeting may be adjourned from time to time by management of Lundin subject to the terms of this Agreement without the need for additional approval of the Court; and

(vii)	that the record date for Lundin Shareholders entitled to notice of and to vote at the Lundin Meeting will not change in respect of any adjournment(s) of the Lundin Meeting.

(b)	Lundin shall advise the Court of its intention to rely upon Section 3(a)(10) of the U.S. Securities Act to implement the transactions contemplated hereby in respect of the Lundin Shareholders and holders of Lundin Options who are resident in the United States.

2.3 Lundin Meeting

(a)	Subject to the terms of this Agreement, Lundin agrees to convene and conduct the Lundin Meeting in accordance with the Interim Order, Lundin’s articles of incorporation, bylaws and applicable Law as soon as reasonably practicable.

(b)	Subject to Section 7.3, except as required for quorum purposes or otherwise permitted under this Agreement, Lundin shall not adjourn (except as required by

Law or by valid Lundin Shareholder action), postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the Lundin Meeting without HudBay’s prior consent.

(c)	Subject to the terms of this Agreement, Lundin will use its commercially reasonable efforts to solicit proxies in favour of the approval of the Arrangement Resolution, including, if so requested by HudBay, using proxy solicitation services in North America and in Sweden with respect to the SDRs.

(d)	Lundin will advise HudBay as HudBay may reasonably request, and at least on a daily basis on each of the last ten (10) business days prior to the date of the Lundin Meeting, as to the aggregate tally of the proxies received by Lundin in respect of the Arrangement Resolution.

(e)	Lundin will promptly advise HudBay of any written notice of dissent or purported exercise by any Lundin Shareholder of Dissent Rights received by Lundin in relation to the Arrangement and any withdrawal of Dissent Rights received by Lundin and, subject to applicable Law, any written communications sent by or on behalf of Lundin to any Lundin Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement.

(f)	Upon receipt by Lundin from HudBay of all necessary documents required to be executed by it, Lundin will use its best efforts to prepare or cause to be prepared and provide to HudBay lists of the holders of all classes and series of securities of Lundin, including lists of the Lundin Shareholders, the holders of Lundin Options and the holders of SDRs, as well as a security position listing from each depositary of its securities, including The Canadian Depositary for Securities Limited and The Depository Trust Company, within five business days after the date hereof and will obtain and deliver to HudBay thereafter on demand supplemental lists setting out any changes thereto, all such deliveries to be in printed form and, if available, in computer-readable format.

(g)	As soon as reasonably practicable following execution of this Agreement, Lundin will convene a meeting of the Lundin Board to approve the Lundin Circular and the SDR Documents.

2.4 Lundin Circular

(a)

Lundin shall prepare the Lundin Circular and, to the extent required by Law, the Schedule 13E-3 in compliance in all material respects with applicable Securities Laws and file on a timely basis the Lundin Circular with respect to the Lundin Meeting and, to the extent required by Law, the Schedule 13E-3 in all jurisdictions where the same is required to be filed and mail the same as required in accordance with all applicable Laws and with respect to the Lundin Circular, as required by the Interim Order, in all jurisdictions where the same is required, complying in all material respects with all applicable Laws on the date of mailing thereof and containing sufficient detail to enable the Lundin Shareholders to form a reasoned judgement concerning the matters to be placed before them at the Lundin Meeting and, subject to Section 2.4(c) below, containing full, true and plain disclosure of all material facts required by all applicable Laws to be disclosed thereunder. In particular, to the extent required by Swedish Securities Laws, Lundin shall prepare the SDR Documents in English and Swedish and arrange for their distribution to the holders of SDRs through the SDR Depositary or otherwise. Lundin shall, in consultation with HudBay, use all commercially reasonable efforts to abridge the timing contemplated by National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, as provided in Section 2.20 thereof (it being agreed that such efforts shall not necessarily include the making of an application for a waiver or exemption from such National Instrument).

(b)	Lundin shall ensure that the Lundin Circular, the Schedule 13E-3, to the extent required by Law, and the SDR Documents comply in all material respects with all applicable Securities Laws, and, without limiting the generality of the foregoing, that the Lundin Circular, the Schedule 13E-3, to the extent required by Law, and the SDR Documents will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than in each case with respect to any information relating to HudBay and its affiliates, including HudBay Shares) and to allow HudBay to rely upon the exemption from registration provided under Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of HudBay Shares in exchange for Lundin Shares (including Lundin Shares underlying SDRs) and the Lundin Options pursuant to the transactions described herein. Subject to Section 7.2, Lundin will include in the Lundin Circular the unanimous recommendation of the Lundin Board that Lundin Shareholders vote in favour of the Arrangement Resolution, and a statement that each director of Lundin intends to vote all of such director’s Lundin Shares (including any Lundin Shares issued upon the exercise of any Lundin Options) in favour of the Arrangement Resolution, subject to the other terms of this Agreement and the Voting Agreements.

(c)

HudBay shall provide to Lundin all information regarding HudBay, its affiliates and the HudBay Shares, including any pro forma financial statements prepared in accordance with applicable Laws as required by the Interim Order or applicable Laws for inclusion in the Lundin Circular and Schedule 13E-3 (if required by Law to be filed) or in any amendments or supplements to such Lundin Circular and Schedule 13E-3 (if required by Law to be filed). HudBay shall also use commercially reasonable efforts to obtain any necessary consents from any of its Qualified Persons, auditors and any other advisors to the use of any financial, technical or other expert information required to be included in the Lundin Circular or the Schedule 13E-3 (if required by Law to be filed) and to the identification in the Lundin Circular or the Schedule 13E-3 (if required by Law to be filed) of each such advisor. HudBay shall ensure that no such information will include any untrue statement of a material fact or omit to state a material fact required to be stated in the Lundin Circular or the Schedule 13E-3 (if required by

Law to be filed) in order to make any information so furnished or any information concerning HudBay not misleading in light of the circumstances in which it is disclosed and shall constitute full, true and plain disclosure of such information concerning HudBay and its subsidiaries.

(d)	HudBay and its legal counsel shall be given a reasonable opportunity to review and comment on the Lundin Circular, the Schedule 13E-3 (if required by Law to be filed) and the SDR Documents prior to the Lundin Circular, the Schedule 13E- 3 (if required by Law to be filed) and the SDR Documents being printed and filed with the Securities Authorities and the SEC, and reasonable consideration shall be given to any comments made by HudBay and its counsel, provided that all information relating solely to HudBay, its affiliates and the HudBay Shares included in the Lundin Circular or the Schedule 13E-3 (if required by Law to be filed) shall be in form and content satisfactory to HudBay, acting reasonably. Lundin shall provide HudBay with final copies of the Lundin Circular, the Schedule 13E-3 (if required by Law to be filed) and the SDR Documents prior to the mailing to the Lundin Shareholders.

(e)	Lundin and HudBay shall each promptly notify each other if at any time before the Effective Date either becomes aware (in the case of Lundin only with respect to Lundin and in the case of HudBay only with respect to HudBay or its subsidiaries) that the Lundin Circular, the Schedule 13E-3 (if required by Law to be filed) or the SDR Documents contain an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Lundin Circular, the Schedule 13E-3 (if required by Law to be filed) or the SDR Documents and the Parties shall co-operate in the preparation of any amendment or supplement to the Lundin Circular, the Schedule 13E-3 (if required by Law to be filed) or the SDR Documents, as required or appropriate, and Lundin shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Lundin Circular, the Schedule 13E-3 (if required by Law to be filed) or the SDR Documents to Lundin Shareholders and, if required by the Court or applicable Laws, file the same with the Securities Authorities, the SEC and as otherwise required.

2.5 Securities Law Compliance

HudBay and Lundin shall co-operate and use their reasonable commercial efforts in good faith to take, or cause to be taken, all reasonable actions, including the preparation of any applications for orders, registrations, consents, filings, circulars and approvals and the preparation of any required documents, in each case as reasonably necessary to discharge their respective obligations under this Agreement and the Arrangement, and to complete any of transactions contemplated by this Agreement, including their obligations under applicable Securities Laws. It is acknowledged and agreed that, except as set forth below, HudBay shall not be required to file a prospectus or similar document or otherwise become subject to the securities laws of any jurisdiction (other than a Province or Territory of Canada) in order to complete the

Arrangement. HudBay may elect, at its sole discretion, to make such securities and other regulatory filings in the United States, Sweden or other jurisdictions as may be necessary or desirable in connection with the completion of the Arrangement. In addition, if required under applicable Securities Laws of Sweden, HudBay shall prepare and file a prospectus (the “Swedish Prospectus”) with the applicable Swedish Securities Authority in order to qualify the distribution of the HudBay Shares to Lundin Shareholders resident in Sweden or otherwise subject to Swedish Securities Laws. Lundin shall provide to HudBay all information regarding Lundin and its affiliates as required by applicable Securities Laws in connection with such filings. Lundin shall also use commercially reasonable efforts to obtain any necessary consents from any of its Qualified Persons, auditors and any other advisors to the use of any financial, technical or other expert information required to be included in such filings and to the identification in such filings of each such advisor.

2.6 Final Order

If the Interim Order is obtained and the Arrangement Resolution is passed at the Lundin Meeting by the Lundin Shareholders as provided for in the Interim Order and as required by applicable Law, Lundin shall as soon as reasonably practicable thereafter, and, in any event, within three (3) business days following the approval of the Arrangement Resolution at the Lundin Meeting, take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 192 of the CBCA.

2.7 Court Proceedings

Subject to the terms of this Agreement, HudBay will cooperate with, assist and consent to Lundin seeking the Interim Order and the Final Order, including by providing Lundin on a timely basis any information required to be supplied by HudBay in connection therewith. Lundin will provide legal counsel to HudBay with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give reasonable consideration to all such comments. Lundin will also provide legal counsel to HudBay on a timely basis with copies of any notice of appearance or notice of intent to oppose and any evidence served on Lundin or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal therefrom. Subject to applicable Law, Lundin will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated by this Section 2.7 or with HudBay’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that nothing herein shall require HudBay to agree or consent to any increase in Consideration or other modification or amendment to such filed or served materials that expands or increases HudBay’s obligations set forth in any such filed or served materials or under this Agreement.

2.8 Articles of Arrangement and Effective Date

The Articles of Arrangement shall implement the Plan of Arrangement. No later than the fifth (5) business day after the satisfaction or, where not prohibited, the waiver (subject to applicable Law) of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver of those conditions as of the Effective Date) set forth in Article 6, unless another time or date is agreed to in writing by the Parties, the Articles of Arrangement shall be filed by Lundin with the Director. From and after the Effective Time, the Plan of Arrangement will have all of the effects provided by applicable Law, including the CBCA.

2.9 Issue of HudBay Shares

HudBay will, following receipt by Lundin of the Final Order and prior to the Effective Time, ensure that the Depositary has been provided with sufficient HudBay Shares in escrow to issue the aggregate Consideration pursuant to the Arrangement.

2.10 Preparation of Filings

HudBay and Lundin shall reasonably cooperate with each other in the prompt and diligent preparation of any application for the Key Regulatory Approvals and any other orders, registrations, consents, filings, rulings, exemptions, no-action letters and approvals and the preparation of any documents reasonably deemed by either of the Parties to be necessary to discharge its respective obligations under this Agreement or otherwise required or advisable under applicable Laws in connection with the Arrangement, this Agreement or the Plan of Arrangement.

2.11 Announcement and Shareholder Communications

HudBay and Lundin shall each publicly announce the transactions contemplated hereby promptly following the execution of this Agreement by HudBay and Lundin, the text and timing of each such announcement to be approved by HudBay and Lundin in advance, acting reasonably. HudBay and Lundin agree to co-operate in the preparation of presentations, if any, to Lundin Shareholders regarding the Plan of Arrangement, and no Party shall (a) issue any press release or otherwise make public announcements with respect to this Agreement or the Plan of Arrangement without the consent of the other Party (which consent shall not be unreasonably withheld or delayed) or (b) make any filing with any Governmental Entity, with the Exchange, the NYSE or the OMX with respect thereto without prior consultation with the other Party; provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing required under applicable Laws or stock exchange rules, and the Party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.

2.12 Withholding Taxes

HudBay, Lundin and the Depositary shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any person hereunder and from all dividends or other distributions otherwise payable to any former Lundin Shareholder such amounts as HudBay, Lundin or the Depositary may be required or permitted to deduct and withhold therefrom under any provision of applicable Laws in respect of Taxes. To the extent that such amounts are so deducted, withheld and remitted, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

2.13 U.S. Tax Matters

The Arrangement is intended to qualify as a reorganization within the meaning of Section 368(a) of the Code and applicable Treasury Regulations. The Parties agree to act (and to cause their respective affiliates to act) in a manner that is consistent with the foregoing and to not take any position (including any position on a Tax Return or otherwise) that is inconsistent with such treatment, in each case except as otherwise required by Law or a good faith resolution of a contest. Without limiting the generality of the foregoing, HudBay hereby represents and warrants that it is under no binding commitment, and has no current plan or intention, to (a) cause Lundin to amalgamate, merge or otherwise combine with any entity (other than a possible amalgamation of Lundin and HudBay), (b) cause Lundin to liquidate for U.S. federal income tax purposes, or (c) sell shares of Lundin. None of the proceeds of any sale of Lundin Shares by Lundin to HudBay or other funds transferred by HudBay to Lundin will be paid to Shareholders of Lundin in connection with the Arrangement, including payments to former Shareholders of Lundin exercising Dissent Rights. Neither HudBay nor Lundin makes any representation or warranty to any person regarding the U.S. federal income tax consequences of the Arrangement.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF LUNDIN

3.1 Representations and Warranties

Except as disclosed in the Lundin Disclosure Letter (which shall make reference to the applicable section, subsection, paragraph or subparagraph below in respect of which such qualification is being made), Lundin hereby represents and warrants to HudBay as follows, and acknowledges that HudBay is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)	Board Approval. As of the date hereof, the Lundin Board (other than Messrs. Colin K. Benner, Donald Charter and John H. Craig), prior to the execution of this Agreement, after consultation with its outside legal counsel and on receipt of a recommendation of the Special Committee, has determined unanimously that the Plan of Arrangement is fair to the Lundin Shareholders and is in the best interests of Lundin and has resolved unanimously to recommend to the Lundin Shareholders that they vote in favour of the Arrangement Resolution. The Lundin Board (other than Messrs. Colin K. Benner, Donald Charter and John H. Craig) has approved the Arrangement pursuant to the Plan of Arrangement and the execution and performance of this Agreement.

(b)	Fairness Opinion. The Special Committee has received the opinion of Haywood Securities Inc., the financial advisor to the Special Committee, to the effect that, as of the date of such opinion, subject to the assumptions and limitations set out therein, the Consideration to be received by the Lundin Shareholders (other than HudBay and its affiliates) in connection with the transactions contemplated by this Agreement is fair, from a financial point of view, to such Lundin Shareholders (other than HudBay and its affiliates).

(c)	Organization and Qualification. Lundin, each of the Lundin Subsidiaries and, to the knowledge of Lundin, each of the Lundin Significant Interest Companies (other than Morales (Overseas) Ltd.), is a corporation duly incorporated or an entity duly organized or formed and validly existing under all applicable Laws of its jurisdiction of incorporation, continuance, organization or formation and has all necessary corporate or other organizational power, authority and capacity to own its property and assets and to carry on its business as it is currently owned and conducted. Lundin, each of the Lundin Subsidiaries and, to the knowledge of Lundin, each of the Lundin Significant Interest Companies (other than Morales (Overseas) Ltd.): (i) except as disclosed in Schedule 3.1(c) of the Lundin Disclosure Letter, has all material Permits necessary to conduct its business substantially as now conducted or as intended to be conducted as disclosed in the Lundin Public Disclosure Record, except for those Permits the absence of which has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect on Lundin; and (ii) is duly registered or otherwise authorized and qualified to do business and each is in good standing in each jurisdiction in which the character or location of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, except for those jurisdictions where the failure to be so registered or qualified has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Lundin.

(d)	Authority Relative to this Agreement. Lundin has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Lundin and the performance by Lundin of its obligations under this Agreement have been duly authorized by the Lundin Board and, except for the approval by the Lundin Board of the Lundin Circular and subject, in the case of the Arrangement, to obtaining the approval of the Lundin Shareholders pursuant to the Interim Order, no other corporate proceedings on its part are necessary to authorize this Agreement or the Arrangement pursuant to the Plan of Arrangement. This Agreement has been duly executed and delivered by Lundin and constitutes a legal, valid and binding obligation of Lundin, enforceable against Lundin in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting the rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(e)

No Violations. Neither the authorization, execution and delivery of this Agreement by Lundin nor the completion of the transactions contemplated by this Agreement or the Arrangement pursuant to the Plan of Arrangement, nor the performance of its obligations thereunder, nor compliance by Lundin with any of the provisions hereof will: (i) violate, conflict with, or result (with or without notice or the passage of time) in a violation or breach of any provision of, or require, except in respect of the Key Third Party Consents, any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Lien upon, any of the properties or assets of Lundin, any Lundin Subsidiary or, to the knowledge of Lundin, any Lundin Significant Interest Company, or cause any indebtedness to come due before its stated maturity or cause any credit commitment to cease to be available or cause any payment or other obligation to be imposed on Lundin or any Lundin Subsidiary under any of the terms, conditions or provisions of: (A) their respective articles, charters or by-laws or other comparable organizational documents; or (B) any Permit or Material Contract to which Lundin, any Lundin Subsidiary is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Lundin or any Lundin Subsidiary is bound; or (ii) subject to obtaining the Key Regulatory Approvals, (A) result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provisions of any Laws applicable to Lundin or any Lundin Subsidiary or any of their respective properties or assets; or (B) cause the suspension or revocation of any Permit currently in effect in regard to Lundin or any Lundin Subsidiary (except, in the case of each of clauses (i) and (ii) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of Liens which, or any consents (expressly excluding the Key Third- Party Consents and Key Regulatory Approvals), approvals or notices which if not given or received, would not, individually or in the aggregate, reasonably be expected to have any Material Adverse Effect). The authorization of this Agreement, the execution and delivery by Lundin of this Agreement and the performance by it of its obligations under this Agreement, and the consummation by Lundin of the Arrangement, will not (x) give rise to any rights of first refusal or, except as disclosed in Section 3.1(e) of the Lundin Disclosure Letter, trigger any change in control provisions or any restrictions or limitation under any such note, bond, mortgage, indenture, contract, license, franchise or Permit, or result in the imposition of any encumbrance, charge or Lien upon any of Lundin’s assets or the assets of any Lundin Subsidiary; or (y) result in the imposition of any Liens upon any assets of Lundin or any Lundin Subsidiary. The Key Third Party Consents listed in Schedule “D” are the only consents, approvals and notices required from any third party under any Material Contracts of Lundin or any Lundin Subsidiary in order for Lundin and its subsidiaries to proceed with the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement and the Arrangement pursuant to the Plan of Arrangement.

(f)

Capitalization. The authorized share capital of Lundin consists of an unlimited number of Lundin Shares and one special share. As of the close of business on November 19, 2008, 390,436,279 Lundin Shares were issued and outstanding (including Lundin Shares represented by SDRs). As of the close of business on November 19, 2008, the special share was not issued or outstanding. As of the close of business on November 19, 2008, an aggregate of 11,695,740 Lundin Options were outstanding and, except as disclosed in Schedule 3.1(f) of the

Lundin Disclosure Letter, there are no options, warrants, conversion privileges or other rights, shareholder rights plans, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by Lundin of any securities of Lundin (including Lundin Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of Lundin (including Lundin Shares) or Lundin Subsidiaries. As of the close of business on November 19, 2008, 306,720 stock appreciation rights of Lundin were outstanding. All outstanding Lundin Shares have been duly authorized and validly issued, are fully paid and non- assessable, and no such Lundin Shares have been issued in violation of any pre- emptive or similar rights. All securities of Lundin (including the Lundin Shares and the Lundin Options) have been issued in compliance with all applicable Laws. Other than the Lundin Options, there are no securities of Lundin or any Lundin Subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the Lundin Shareholders on any matter. Except as disclosed in Schedule 3.1(f) of the Lundin Disclosure Letter, there are no outstanding contractual or other obligations of Lundin or any of the Lundin Subsidiaries to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of any of the Lundin Subsidiaries, other than the Lundin Options. There are no outstanding bonds, debentures or other evidences of indebtedness of Lundin or any of the Lundin Subsidiaries having the right to vote with the holders of the outstanding Lundin Shares on any matters.

(g)

Material Contracts. Schedule 3.1(g) of the Lundin Disclosure Letter includes a complete and accurate list of all Material Contracts to which Lundin or any Lundin Subsidiary is a party. All Material Contracts to which Lundin or any Lundin Subsidiary is a party is in full force and effect, and Lundin or the Lundin Subsidiary party thereto is entitled to all rights and benefits thereunder in accordance with the terms thereof. Lundin has made available to HudBay for inspection true and complete copies of all Material Contracts to which Lundin or any Lundin Subsidiary is a party and has made available all Material Contracts to which each Lundin Significant Interest Company is a party to which it has access. All Material Contracts listed in Schedule 3.1(g) of the Lundin Disclosure Letter and all Material Contracts to which each Lundin Significant Interest Company is a party to which Lundin has access are contained in the Lundin Data Room Information or have been provided directly to HudBay. All of the Material Contracts are valid and binding obligations of Lundin or a Lundin Subsidiary, as applicable, enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. Lundin and the Lundin Subsidiaries have complied in all material respects with all terms of such Material Contracts, have paid all amounts due thereunder, have not waived any rights thereunder and no default or breach exists in respect thereof on the part of Lundin or any Lundin Subsidiary or on the part of any other party thereto, and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a default or breach or trigger a right of termination of any of the Material Contracts. Except as disclosed in Schedule 3.1(g), as at the date hereof, neither Lundin nor any Lundin Subsidiary has received written notice that any party to a Material Contract intends to cancel, terminate or otherwise modify or not renew such Material Contract, and to the knowledge of Lundin, no such action has been threatened. Neither Lundin nor any Lundin Subsidiary is a party to any Material Contract that contains any non- competition obligation or otherwise restricts in any material way the business of Lundin or any of the Lundin Subsidiaries.

(h)	Reporting Status and Securities Laws Matters. Lundin is a “reporting issuer” and not on the list of reporting issuers in default under applicable Securities Laws in the Provinces of British Columbia, Alberta, Ontario, Quebec and Nova Scotia.

(i)	Ownership of Subsidiaries, Significant Interest Companies and Investment Companies. Schedule “E” is a complete and accurate list of all direct and indirect subsidiaries of Lundin, each of which is wholly-owned other than as disclosed in Schedule “E”. Schedule “F” is a complete and accurate list of all Lundin Significant Interest Companies and all Lundin Investment Companies, which list includes a description of the percentage of equity interests held by Lundin, directly or indirectly, in each Lundin Significant Interest Company and Lundin Investment Company. All of the issued and outstanding shares of capital stock and other ownership interests of Lundin in each of the Lundin Subsidiaries and, to the knowledge of Lundin, the Lundin Significant Interest Companies and the Lundin Investment Companies have been duly authorized, validly issued, fully paid and non-assessable, and all such shares and other ownership interests held directly or indirectly by Lundin are legally and beneficially owned free and clear of all Liens, and there are no outstanding options, warrants, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to purchase or acquire, or securities convertible into or exchangeable for, any such shares of capital stock or other ownership interests in or material assets or properties of any of the Lundin Subsidiaries, the Lundin Significant Interest Companies or the Lundin Investment Companies except as disclosed in Schedule 3.1(i) of the Lundin Disclosure Letter. There are no contracts, commitments, agreements, understandings, arrangements or restrictions which require any Lundin Subsidiary to issue, sell or deliver any shares in its share capital or other ownership interests, or any securities or obligations convertible into or exchangeable for, any shares of its share capital or other ownership interests.

(j)

Public Filings. Except as set forth in Schedule 3.1(j) of the Lundin Disclosure Letter, since January 1, 2007, Lundin has filed all documents required to be filed by it in accordance with applicable Securities Laws with the Securities Authorities, the Exchange, the NYSE and the OMX. All such documents and information comprising the Lundin Public Disclosure Record, as of their respective dates (and the dates of any amendments thereto), (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein in light of the circumstances in which they were made not misleading, and (ii) complied in all material respects with the requirements of applicable Securities Laws, and any amendments to the Lundin Public Disclosure Record required to be made have been filed on a timely basis with the Securities Authorities, the Exchange, the NYSE or the OMX. Lundin has not filed any confidential material change reports with any Securities Authorities that at the date of this Agreement remain confidential. Except as set forth in Schedule 3.1(j) of the Lundin Disclosure Letter, there are no outstanding or unresolved comments in comment letters received from any Securities Authority, the Exchange, the NYSE or the OMX staff with respect to the Lundin Public Disclosure Record. To the knowledge of Lundin, none of the filings comprising the Lundin Public Disclosure Record is the subject of ongoing review, comment or investigation by any Securities Authority, the Exchange, the NYSE or the OMX.

(k)	Lundin Financial Statements. Lundin’s audited consolidated financial statements as at and for the fiscal year ended December 31, 2007 (including the notes thereto) and Lundin’s unaudited consolidated financial statements as at and for the nine (9) months ended September 30, 2008 (collectively, the “Lundin Financial Statements”) were prepared in accordance with GAAP consistently applied (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of the audited consolidated financial statements, in the related report of Lundin’s independent auditors, or (ii) in the case of unaudited consolidated interim financial statements, are subject to normal period-end adjustments and may omit notes which are not required by applicable Laws in the unaudited statements) and fairly present, in all material respects, the consolidated financial position, results of operations and cash flows of Lundin and the Lundin Subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited consolidated interim financial statements, to normal period-end adjustments) and reflect reserves required by GAAP in respect of all material contingent liabilities, if any, of Lundin, the Lundin Subsidiaries and the Lundin Significant Interest Companies on a consolidated basis. There has been no material change in Lundin’s accounting policies, except as described in the notes to the Lundin Financial Statements, since December 31, 2007.

(l)

Internal Controls and Financial Reporting. Lundin: (i) maintains disclosure controls and procedures (as defined in Rule 13a-15(e) under the U.S. Exchange Act); (ii) maintains internal control over financial reporting (as defined in Rule 13a-15 under the U.S. Exchange Act). Lundin has disclosed, based on its management’s most recent evaluation of internal control over financial reporting prior to the date hereof, to Lundin’s auditors and audit committee (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Lundin’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in internal control over financial reporting. Except as set forth in Schedule 3.1(l) of the Lundin Disclosure Letter,

Lundin has not received any complaint, allegation, assertion, or claim in writing regarding the accounting practices, procedures, methodologies, or methods of Lundin or its internal control over financial reporting, including any such complaint, allegation, assertion, or claim that Lundin has engaged in questionable accounting or auditing practices. Lundin is in material compliance with all applicable effective provisions of the United States Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder.

(m)	Books and Records. The financial books, records and accounts of Lundin and each of the Lundin Subsidiaries, in all material respects: (i) have been maintained in accordance with good business practices, on a basis consistent with prior years; and (ii) in each case, in reasonable detail, accurately and fairly reflect the material transactions and dispositions of the assets of Lundin and the Lundin Subsidiaries and accurately and fairly reflect the basis for the Lundin Financial Statements.

(n)	Minute Books. Except as disclosed in Schedule 3.1(n) of the Lundin Disclosure Letter, the minute books of Lundin and each of the Lundin Subsidiaries are true, correct and complete in all material respects.

(o)	No Undisclosed Liabilities. Lundin and the Lundin Subsidiaries have no outstanding indebtedness or liabilities of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable, or otherwise, and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any person, other than those disclosed in the audited consolidated balance sheet of Lundin as of December 31, 2007 forming part of the Lundin Financial Statements, liabilities or obligations incurred in connection with the transactions contemplated hereby or to the extent disclosed in Schedule 3.1(o) of the Lundin Disclosure Letter, liabilities and obligations incurred in the ordinary course of business since the date of the most recent financial statements of Lundin filed on SEDAR since December 31, 2007.

(p)	No Material Change. Since December 31, 2007, except as disclosed in the Lundin Public Disclosure Record, the business of Lundin, the Lundin Subsidiaries and the Lundin Significant Interest Companies has been conducted in the ordinary course consistent with past practice and there has not been any event, occurrence, development or state of circumstances or facts that would be reasonably expected to cause, individually or in the aggregate, a Material Adverse Change in respect of Lundin. Since December 31, 2007, the debt, business and material properties of Lundin and the Lundin Subsidiaries conform in all respects to the description thereof contained in the Lundin Public Disclosure Record, and there has been no dividend or distribution of any kind declared, paid or made by Lundin on any Lundin Shares.

(q)

Litigation. Except as disclosed in Schedule 3.1(q) of the Lundin Disclosure Letter, there are no material claims, actions, suits, grievances, orders, complaints or proceedings pending or, to the knowledge of Lundin, threatened against

Lundin, any Lundin Subsidiary or affecting any of their respective properties or assets at law or in equity before or by any Governmental Entity. Neither Lundin nor any Lundin Subsidiary nor their respective assets or properties is subject to any outstanding material judgment, order, writ, injunction or decree.

(r)	Taxes. Except as disclosed in writing to HudBay’s solicitors or as would not, individually or in the aggregate, reasonably be expected to have a Material Averse Effect with respect to Lundin:

(i)	Lundin and each Lundin Subsidiary has duly and in a timely manner made or prepared all Tax Returns required to be made or prepared by it, and duly and in a timely manner filed all Tax Returns required to be filed by it with the appropriate Governmental Entity, such Tax Returns are complete and correct in all material respects and Lundin and each Lundin Subsidiary has paid all Taxes, including instalments on account of Taxes for the current year required by applicable Law, which are due and payable by it whether or not assessed by the appropriate Governmental Entity and Lundin has provided adequate accruals in accordance with GAAP in the most recently published financial statements of Lundin for any Taxes for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns. Since such publication date, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course of business.

(ii)	Lundin and each Lundin Subsidiary has duly and timely withheld all Taxes and other amounts required by Law to be withheld by it (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited or deemed to be paid or credited by it to or for the benefit or any person) and has duly and timely remitted to the appropriate Governmental Entity such Taxes or other amounts required by applicable Law to be remitted by it.

(iii)	Lundin and each Lundin Subsidiary has duly and timely collected all amounts on account of any sales or transfer Taxes, including goods and services, harmonized sales and provincial and territorial taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity such amounts required by Law to be remitted to it.

(iv)	Other than actions in the ordinary course, there are no actions, suits, proceedings, investigations or claims threatened against Lundin or any Lundin Subsidiary in respect of Taxes, or any matters under discussion with any Governmental Entity relating to Taxes asserted by any such authority.

(v)	Neither Lundin nor any Lundin Subsidiary has requested, offered to enter into or entered into any agreement or other arrangement, or executed any waiver, providing for any extension of time within which: (A) to file any Tax Return covering any Taxes for which Lundin or any Lundin Subsidiary is or may be liable; (B) to file any elections, designations or similar filings relating to Taxes for which Lundin or any Lundin Subsidiary is or may be liable; (C) Lundin or any Lundin Subsidiary is required to pay or remit any Taxes or amounts on account of Taxes; or (D) any Governmental Entity may assess or collect Taxes for which Lundin or any Lundin Subsidiary is or may be liable.

(vi)	Other than ordinary course audits and claims, there are no proceedings, investigations audits or claims in progress or, to the knowledge of Lundin, pending or threatened against Lundin nor any Lundin Subsidiary in respect of Taxes and there are no matters under discussion, audit or appeal with any Governmental Entity relating to Taxes.

(vii)	Neither Lundin nor any Lundin Subsidiary has acquired property from a non-arm’s length person, within the meaning of the Tax Act: (A) for consideration the value of which is less than the fair market value of the property; or (B) as a contribution of capital for which no shares were issued by the acquirer of the property.

(viii)	Lundin has made available to HudBay copies of: (A) all Tax Returns relating to the Taxes of Lundin or any Lundin Subsidiary that to the knowledge of Lundin have been filed in the last three (3) years; and (B) all material written communications to or from any Governmental Entity relating to the Taxes of Lundin or any Lundin Subsidiary that to the knowledge of Lundin has been received or sent in the last three (3) years.

(ix)	For the purposes of the Tax Act:

(A)	Lundin is resident in Canada; and

(B)	each of the Lundin Subsidiaries (other than Rio Narcea Gold Mines, Ltd., 4258703 Canada Inc., 6565522 Canada Inc. and Defiance Quebec Inc.) is not resident in Canada.

(x)	There are no Liens for Taxes upon any properties or assets of Lundin or any of the Lundin Subsidiaries (other than Liens relating to Taxes not yet due and payable and for which adequate reserves have been recorded on the most recent consolidated balance sheet included in Lundin’s audited consolidated financial statements).

(s)

Interest in Mineral Rights. Except as disclosed in Schedule 3.1(s) of the Lundin Disclosure Letter, each of Lundin, the Lundin Subsidiaries and, to the knowledge of Lundin, the Lundin Significant Interest Companies has sufficient title, free and clear of any title defect or Liens, to its properties (other than property as to which it is a lessee, in which case it has a valid leasehold interest and no rents due thereunder are in default), and to its mineral interests and rights (including any claims, concessions, exploration licences, exploitation licences, prospecting permits, royalty interests, mining leases and mining rights), except such defects in title or Liens that, individually or in the aggregate, do not have and would not reasonably be expected to result in a Material Adverse Effect on Lundin. All real and tangible personal property of the Lundin and the Lundin Subsidiaries is in generally good repair and is operational and usable in the manner in which it is currently being used, subject to normal wear and tear, repair or replacement in the ordinary course of business.

(t)	Permits. Except as disclosed in Schedule 3.1(t) of the Lundin Disclosure Letter, Lundin, each Lundin Subsidiary and, to Lundin knowledge, each of the Lundin Significant Interest Companies, has obtained and is in compliance with all material Permits required by applicable Laws which are necessary to lawfully conduct its current businesses as they are now being conducted or as intended to be conducted as set forth in the Lundin Public Disclosure Documents (which, for greater certainty, includes the exploration for and exploitation of mineral deposits) or which are necessary for the lawful ownership, use and occupation of its properties and assets. Except as disclosed in Schedule 3.1(t) of the Lundin Disclosure Letter, all such Permits are in full force and effect and, to the knowledge of Lundin, there are no facts, events or circumstances that would reasonably be expected to result in a failure to obtain or be in compliance with such Permits as are necessary to conduct the business of Lundin, any Lundin Subsidiary or any Lundin Significant Interest Company as it is proposed to be conducted. Each such Permit can be renewed in the ordinary course of business by Lundin, the Lundin Subsidiary or, to Lundin’s knowledge, the Lundin Significant Interest Company to which the Permit was granted. Lundin has received no notice of any actual or threatened proceeding to modify, suspend, revoke, withdraw, terminate or otherwise limit any such Permit and, to the knowledge of Lundin, there is no valid basis for any such proceeding, including on the basis of the transactions contemplated hereby. Lundin has received no notice of any actual or threatened administrative or governmental action or proceeding in connection with the expiration, continuance or renewal of any such Permit and, to the knowledge of Lundin, there is no valid basis for any such proceeding. To the knowledge of Lundin, there is no reason why any Governmental Entity would not approve a properly filed request for a change in control of Lundin as contemplated by this Agreement for any jurisdiction where Lundin, any Lundin Subsidiary or any Lundin Significant Interest Company conducts business, to the extent such approval may be necessary or required in such jurisdiction (except that Lundin makes no representation as to any information regarding HudBay or its affiliates).

(u)	HSR Act. Lundin, together with all entities it controls directly or indirectly, does not hold assets located in the United States having an aggregate fair market value of over U.S.$63,100,000, and did not generate sales in or into the United States exceeding U.S.$63,100,000, during Lundin’s most recent fiscal year. For the purposes of this section “control” shall have the meaning set forth in Title 16 of the U.S. Code of Federal Regulations § 801.1(b).

(v)	Environmental Matters. Except for any matters that, individually or in the aggregate, would not have or would not reasonably be expected to have a Material Adverse Effect on Lundin or as disclosed in Schedule 3.1(v) of the Lundin Disclosure Letter:

(i)	all facilities and operations of Lundin, the Lundin Subsidiaries and to the knowledge of Lundin, the Lundin Significant Interest Companies, have been conducted, and are now, in compliance with all Environmental Laws. Neither Lundin nor any of the Lundin Subsidiaries, in respect of which no representation is made, is under investigation with respect to the foregoing, or has received any notice that any violation of the foregoing is being or may be alleged;

(ii)	Lundin and the Lundin Subsidiaries are in possession of, and in compliance with, all Environmental Permits that are required to own, lease and operate the Lundin Mineral Rights and to conduct their respective businesses as they are now being conducted or as intended to be conducted as set forth in the Lundin Public Disclosure Record (which, for greater certainty, includes the exploration for and exploitation of mineral deposits) or which are necessary for the lawful ownership, use and occupation of its properties and assets. All such Environmental Permits are in full force and effect and, to the knowledge of Lundin, there are no facts, events or circumstances that would reasonably be expected to result in a failure to obtain or be in compliance with such Environmental Permits as are necessary to conduct the business of Lundin or any Lundin Subsidiary as it is proposed to be conducted. Each such Environmental Permit can be renewed in the ordinary course of business by Lundin or any Lundin Subsidiary to which the Environmental Permit was granted. Lundin has received no notice of any actual or threatened proceeding to modify, suspend, revoke, withdraw, terminate or otherwise limit any such Environmental Permit and, to the knowledge of Lundin, there is no valid basis for any such proceeding, including on the basis of the transactions contemplated hereby. Lundin has received no notice of any actual or threatened administrative or governmental action or proceeding in connection with the expiration, continuance or renewal of any such Environmental Permit and, to the knowledge of Lundin, there is no valid basis for any such proceeding;

(iii)	no environmental, remediation, rehabilitation, reclamation or closure obligation, demand, notice or work order presently exists with respect to any portion of any currently or formerly owned, leased, occupied, used or otherwise controlled property, interests and rights or relating to the operations and business of Lundin and the Lundin Subsidiaries and, to the knowledge of Lundin, there is no basis for any such obligations, demands, notices or work orders to arise in the future as a result of any activity in respect of such property, interests, rights, operations and business;

(iv)	there is no proceeding, application, order, directive, claim, action, suit, investigation or complaint under or pursuant to any Environmental Laws pending or, to the knowledge of Lundin, threatened, affecting Lundin or any Lundin Subsidiary or affecting any of their respective properties or assets before or by any Governmental Entity; and

(v)	Lundin and the Lundin Subsidiaries have made available to HudBay all material audits, assessments and investigation reports with respect to environmental matters in its possession.

(w)	Mineral Reserves and Resources. The estimated proven and probable mineral reserves and the estimated indicated, measured and inferred mineral resources disclosed in the Lundin Public Disclosure Record filed on SEDAR as of the year-ended December 31, 2007 have been prepared and disclosed in all material respects in accordance with all applicable Laws, including National Instrument 43-101- Standards of Disclosure for Mineral Projects. There has been no material reduction in the aggregate amount of estimated mineral reserves or estimated mineral resources of Lundin, the Lundin Subsidiaries or, to the knowledge of Lundin, the Lundin Significant Interest Companies, taken as a whole, from the amounts disclosed in the Lundin Public Disclosure Record other than as a result of mining activities undertaken in the ordinary course.

(x)	Benefit Plans. Except for any matters disclosed in Schedule 3.1(y) of the Lundin Disclosure Letter:

(i)	Lundin and each of the Lundin Subsidiaries has complied, in all material respects, with the terms of all agreements, health, welfare, supplemental unemployment benefit, bonus, incentive, profit sharing, deferred compensation, stock purchase, stock compensation, stock option, disability, pension or retirement plans and other employee compensation or benefit plans, policies, arrangements, practices or undertakings, whether oral or written, formal or informal, funded or unfunded, insured or uninsured which are maintained by or binding upon Lundin, or in respect of which Lundin or such Lundin Subsidiary has any actual or potential liability (collectively, the “Lundin Benefit Plans”) and with all applicable Laws and collective bargaining agreements relating thereto.

(ii)	Schedule 3.1(x) of the Lundin Disclosure Letter sets forth a complete list of the Lundin Benefit Plans. Current and complete copies of all written Lundin Benefit Plans as amended to date or, where oral, written summaries of the terms thereof have been delivered or made available to HudBay together with copies of all material documents relating to the Lundin Benefit Plans.

(iii)	Each Lundin Benefit Plan is registered (if required), qualified, invested and administered, in all material respects, in compliance with the terms of such Lundin Benefit Plan (including the terms of any documents in respect of such Lundin Benefit Plan), all applicable Laws and any collective bargaining agreement relating thereto.

(iv)	No Taxes, including social security contributions, are owing or exigible under any of the Lundin Benefit Plans by Lundin or its subsidiaries. All employer and employee payments, contributions and premiums required to be remitted, paid to or in respect of each Lundin Benefit Plan have been paid or remitted in a timely fashion in accordance with its terms and all applicable Laws.

(v)	Each Lundin Benefit Plan is insured or funded in compliance with the terms of such Lundin Benefit Plan, all applicable Laws and any collective bargaining agreement relating thereto and is in good standing with such Governmental Entities as may be applicable and, as of the date hereof, no currently outstanding notice of under-funding, non-compliance, failure to be in good standing or otherwise has been received by Lundin or any of the Lundin Subsidiaries from any such Governmental Entities.

(vi)	To the knowledge of Lundin, (A) no Lundin Benefit Plan is subject to any pending investigation, examination or other proceeding, action or claim initiated by any Governmental Entity, or by any other party (other than routine claims for benefits), and (B) there exists no state of facts which after notice or lapse of time or both would reasonably be expected to give rise to any such investigation, examination or other proceeding, action or claim or to affect the registration or qualification of any Lundin Benefit Plan required to be registered or qualified.

(vii)	Neither Lundin nor any of the Lundin Subsidiaries have any formal plan and have not made any promise or commitment, whether legally binding or not, to create any additional Lundin Benefit Plan or to improve or change the benefits provided under any Lundin Benefit Plan.

(viii)	Except as disclosed in Schedule 3.1(y) of the Lundin Disclosure Letter, neither the execution and delivery of this Agreement by Lundin nor completion of the Arrangement pursuant to the Plan of Arrangement nor compliance by Lundin with any of the provisions hereof shall, subject to Section 5.6, result in any payment (including severance, unemployment compensation, bonuses or otherwise) becoming due to any director or employee of Lundin or any Lundin Subsidiary or result in any increase or acceleration of contributions, liabilities or benefits or acceleration of vesting, under any Lundin Benefit Plan or restriction held in connection with a Lundin Benefit Plan.

(y)	Labour and Employment.

(i)	All current assessments under applicable workers’ compensation or similar legislation in relation to the employees of Lundin or any Lundin Subsidiary have been paid by Lundin or such Lundin Subsidiary as applicable, and neither Lundin nor any Lundin Subsidiary is subject to any special or penalty assessment under such legislation that has not been paid.

(ii)	Except for those agreements or provisions described in Schedule 3.1(y)(ii) of the Lundin Disclosure Letter, no employee of Lundin or any Lundin Subsidiary is party to a change of control, severance, termination, golden parachute or similar agreement or provision and would receive payments under such agreement or provision as a result of the Arrangement.

(iii)	Other than as disclosed in Schedule 3.1(y)(iii) of the Lundin Disclosure Letter, there are no outstanding or, to the knowledge of Lundin, threatened labour tribunal proceedings of any kind, including unfair labour practice proceedings or any proceedings which could result in certification of a trade union as bargaining agent for any employees of Lundin or any Lundin Subsidiary not already covered by a collective agreement. Other than as disclosed in Schedule 3.1(y)(iii) of the Lundin Disclosure Letter there are no threatened or apparent union organizing activities involving employees of Lundin or any Lundin Subsidiary nor is Lundin or any Lundin Subsidiary currently negotiating any of the collective agreements listed in Schedule 3.1(y)(iii) of the Lundin Disclosure Letter. There is no default or violation under any collective agreement listed in Schedule 3.1(y)(iii) of the Lundin Disclosure Letter. There is no strike or lockout involving the employees covered by the collective agreements listed in Schedule 3.1(y)(iii) of the Lundin Disclosure Letter.

(z)	Compliance with Laws. Lundin, the Lundin Subsidiaries and, to the knowledge of Lundin, the Lundin Significant Interest Companies, have complied with and are not in violation of any applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect on Lundin. Neither Lundin, nor any of the Lundin Subsidiaries nor, to the knowledge of Lundin, any of the Lundin Significant Interest Companies, is under investigation with respect to the foregoing, or has received any notice that any violation of the foregoing is being alleged.

(aa)	Absence of Cease Trade Orders. No order ceasing or suspending trading of the Lundin Shares or any other securities of Lundin has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or, to the knowledge of Lundin, are pending, contemplated or threatened under any Securities Laws or by any other regulatory authority.

(bb)	Related Party Transactions. Except as contemplated hereby or as disclosed in Schedule 3.1(bb) of the Lundin Disclosure Letter, there are no Contracts or other transactions currently in place between Lundin or any Lundin Subsidiary, on the one hand, and: (i) to the knowledge of Lundin, any officer or director of Lundin or any Lundin Subsidiary; (ii) to the knowledge of Lundin, any holder of record or, to the knowledge of Lundin, beneficial owner of 10% or more of the Lundin Shares; and (iii) to the knowledge of Lundin, any affiliate or associate (including any spouse, parent, sibling or descendant of such person and any trust for the benefit of any of the foregoing persons) of any such, officer, director, holder of record or beneficial owner, on the other hand.

(cc)	Expropriation. Since December 31, 2007, no material part of the property or assets of Lundin or any Lundin Subsidiary has been taken, condemned or expropriated by any Governmental Entity nor has any written notice or proceeding in respect thereof been received by Lundin or any Lundin Subsidiary is there any intent or proposal to give such notice or commence any such proceedings.

(dd)	Rights of Other Persons. Other than as disclosed in Schedule 3.1(dd) of the Lundin Disclosure Letter, no person has any right of first refusal or option to purchase or any other right of participation in any of the material properties or assets owned by Lundin, any Lundin Subsidiary or, to the knowledge of Lundin, any Lundin Significant Interest Company, or any part thereof.

(ee)	Registration Rights. No Lundin Shareholder has any right to compel Lundin to register or otherwise qualify the Lundin Shares (or any of them) for public sale or distribution.

(ff)	Restrictions on Business Activities. Except as set forth in Schedule 3.1 (ff) of the Lundin Disclosure Letter, as of the date hereof, there is no contract, agreement, undertaking, arbitral award, judgment, injunction, constitutional ruling, order or decree binding upon Lundin or any Lundin Subsidiary that has or would reasonably be expected to have the effect of prohibiting, restricting, or impairing any business practice of any of them, any acquisition or disposition of property by any of them, or the conduct of the business by any of them as currently conducted, which would reasonably be expected to have a Material Adverse Effect on Lundin.

(gg)	Brokers. No agent, broker, investment banker, financial advisor or other person, other than Haywood Securities Inc., is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Lundin or any Lundin Subsidiary.

(hh)	Fees and Expenses. Schedule 3.1(hh) of the Lundin Disclosure Letter sets forth (i) the amount of fees and expenses reasonably attributable to this Agreement and the transactions contemplated hereby that Lundin has incurred to date and expects to incur by the Effective Date (other than the fees and expenses payable to those brokers identified to HudBay in Schedule 3.1(gg) of the Lundin Disclosure Letter and (ii) the amount of such fees and expenses that has been paid to date.

(ii)	Insurance. As of the date hereof, Lundin and the Lundin Subsidiaries maintain the policies of insurance set forth in Schedule 3.1(ii) of the Lundin Disclosure Letter. All such insurance policies maintained are in full force and effect and in good standing and, neither Lundin nor any Lundin Subsidiary is in default, whether as to payment of premium or otherwise, under the terms of any such insurance policy, nor has Lundin or any of the Lundin Subsidiaries failed to give any notice or present any material claim under any such insurance in a due and timely fashion or received notice or otherwise become aware of any intent of an insurer to either claim any default on the part of Lundin or any Lundin Subsidiary or not to renew any policy of insurance on its expiry or to increase any deductible or cost, except where such failure or default has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(jj)	Lundin Data Room Information. All Lundin Data Room Information was accurate in all material respects as at its respective date as stated therein, or, if any Lundin Data Room Information was undated, as of the date of its delivery to the website for purposes of the transactions contemplated by this Agreement. Additionally, all information provided to HudBay in relation to HudBay’s due diligence requests, including information not provided in the Lundin Data Room Information, is accurate in all material respects as at its respective date as stated therein. To the extent that there has been a material change to any of the Lundin Data Room Information or any other information provided to HudBay since the date posted to the website or provided to HudBay, as the case may be, such information is accurate in all material respects or is no longer relevant or material to Lundin or additional information has been provided in the Lundin Data Room or to HudBay which supersedes or replaces such information.

(kk)	United States Securities Laws.

(i)	Lundin is a “foreign private issuer” as defined in Rule 3b-4 under the U.S. Exchange Act;

(ii)	Lundin Shares have been at all times during the 12-month period ending on the date of this Agreement and remain registered pursuant to Section 12 of the U.S. Exchange Act and Lundin has been at all times during the 12-month period ending on the date of this Agreement and remain required to file reports under Section 13 of the U.S. Exchange Act; and

(iii)	Lundin is not required to register as an “investment company” under the United States Investment Company Act of 1940, as amended.

(ll)

FCPA and CFPOA. To the knowledge of Lundin, neither Lundin, its affiliates nor any of their respective officers, directors, employees, agents, representatives or any other person acting on behalf of Lundin or any of its affiliates has taken, committed to take or been alleged to have taken any action which would cause Lundin or any of its affiliates to be in violation of the FCPA or CFPOA or any applicable Law of similar effect of another jurisdiction.

3.2 Survival of Representations and Warranties

The representations and warranties of Lundin contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF HUDBAY

4.1 Representations and Warranties

Except as set forth in the HudBay Disclosure Letter (which shall make reference to the applicable section, subsection, paragraph or subparagraph below in respect of which such qualification is being made) HudBay hereby represents and warrants to Lundin as follows, and acknowledges that Lundin is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)	Authority Relative to this Agreement. HudBay has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by HudBay and the performance by HudBay of its obligations under this Agreement have been duly authorized by the board of directors of HudBay, and no other corporate proceedings on its part are necessary to authorize this Agreement or the Arrangement pursuant to the Plan of Arrangement. This Agreement has been duly executed and delivered by HudBay and constitutes a legal, valid and binding obligation of HudBay enforceable against HudBay in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting the rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(b)

Organization and Qualification. HudBay and, except as set forth in Schedule 4.1(b) of the HudBay Disclosure Letter, each of its subsidiaries is a corporation duly incorporated or an entity duly organized or formed and validly existing under all applicable Laws of its jurisdiction of incorporation, continuance, organization or formation and has all necessary corporate or other organizational power, authority and capacity to own its property and assets and to carry on its business as it is currently owned and conducted. HudBay and each of the Material HudBay Subsidiaries: (i) has all Permits necessary to conduct its business substantially as now conducted or as intended to be conducted as disclosed in the HudBay Public Disclosure Record, except for those Permits the absence of which has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, and (ii) is duly registered or otherwise authorized and qualified to do business and each is in good standing in each jurisdiction in which the character or location of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, except for those jurisdictions where the failure to be so registered or qualified has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c)	No Violations. Neither the execution and delivery of this Agreement by HudBay nor the completion of the Arrangement pursuant to the Plan of Arrangement nor compliance by HudBay with any of the provisions hereof will violate, conflict with, or result in a breach of any material provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under (i) the articles of incorporation or by-laws of HudBay or (ii) any Material Contract or other instrument or obligation to which HudBay or any of its subsidiaries is a party or to which any of them, or any of its properties or assets, may be subject or by which HudBay or any of its subsidiaries is bound and, in each case, individually or in the aggregate, would have a Material Adverse Effect on HudBay’s ability to perform its obligations under this Agreement or (iii) violate any Law applicable to HudBay or any of its subsidiaries or any of its properties or assets.

(d)	Ownership of Material HudBay Subsidiaries. Schedule “G” is a complete and accurate list of all direct and indirect material subsidiaries of HudBay, each of which is wholly-owned other than as disclosed in Schedule “G”. All of the issued and outstanding shares of capital stock and other ownership interests of HudBay in each of the Material HudBay Subsidiaries, are duly authorized, validly issued, fully paid and non-assessable, and all such shares and other ownership interests held directly or indirectly by HudBay are legally and beneficially owned free and clear of all Liens, and there are no outstanding options, warrants, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to purchase or acquire, or securities convertible into or exchangeable for, any such shares of capital stock or other ownership interests in or material assets or properties of any of the Material HudBay Subsidiaries, except as disclosed in Schedule 4.1(d) of the HudBay Disclosure Letter. There are no contracts, commitments, agreements, understandings, arrangements or restrictions which require any Material HudBay Subsidiary to issue, sell or deliver any shares in its share capital or other ownership interests, or any securities or obligations convertible into or exchangeable for, any shares of its share capital or other ownership interests.

(e)

Capitalization. The authorized share capital of HudBay consists of an unlimited number of HudBay Shares and an unlimited number of preference shares, issuable in series (“HudBay Preference Shares”). As of the close of business on November 14, 2008, 153,000,124 HudBay Shares were issued and outstanding, no HudBay Preference Shares were issued and outstanding and an aggregate of up to 7,440,939 HudBay Shares were issuable upon the exercise of 7,418,418

HudBay Options and 22,521 HudBay Warrants and there are no options, warrants, conversion privileges or other rights, shareholder rights plans, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by HudBay of any securities of HudBay (including HudBay Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of HudBay (including HudBay Shares) or subsidiaries of HudBay. All outstanding HudBay Shares have been duly authorized and validly issued, are fully paid and non- assessable, and no such HudBay Shares have been issued in violation of any pre- emptive or similar rights. All securities of HudBay (including the HudBay Shares, the HudBay Options and the HudBay Warrants) have been issued in compliance with all applicable Laws. Other than convertible securities or other securities exercisable to HudBay Shares, there are no securities of HudBay or of any of its subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the HudBay Shareholders on any matter. There are no outstanding contractual or other obligations of HudBay or any subsidiary of HudBay to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of any of its subsidiaries, other than the HudBay Options. There are no outstanding bonds, debentures or other evidences of indebtedness of HudBay or any of its subsidiaries having the right to vote with the holders of the outstanding HudBay Shares on any matters.

(f)

Material Contracts. Schedule 4.1(f) of the HudBay Disclosure Letter includes a complete and accurate list of all Material Contracts to which HudBay or any Material HudBay Subsidiary is a party. All Material Contracts to which HudBay or any Material HudBay Subsidiary is a party is in full force and effect, and HudBay or the Material HudBay Subsidiary party thereto is entitled to all rights and benefits thereunder in accordance with the terms thereof. HudBay has made available to Lundin for inspection true and complete copies of all Material Contracts, to which HudBay or any Material HudBay Subsidiary is a party. All such Material Contracts are contained in the HudBay Data Room Information other than the Fenix Project Contracts listed in Schedule 4.1(f) of the HudBay Disclosure Letter. All of the Material Contracts are valid and binding obligations of HudBay or a Material HudBay Subsidiary, as applicable, enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. HudBay and the Material HudBay Subsidiaries have complied in all material respects with all terms of such Material Contracts, have paid all amounts due thereunder, have not waived any rights thereunder and no default or breach exists in respect thereof on the part of HudBay or any Material HudBay Subsidiary or on the part of any other party thereto, and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a default or breach or trigger a right of termination of any of the Material Contracts. As at the date hereof, neither

HudBay nor any Material HudBay Subsidiary has received written notice that any party to a Material Contract intends to cancel, terminate or otherwise modify or not renew such Material Contract, and to the knowledge of HudBay, no such action has been threatened. Neither HudBay nor any Material HudBay Subsidiary is a party to any Material Contract that contains any non-competition obligation or otherwise restricts in any material way the business of HudBay or any of the Material HudBay Subsidiaries.

(g)	Reporting Status and Securities Laws Matters. HudBay is a “reporting issuer” and not on the list of reporting issuers in default under applicable Securities Laws in each of the Provinces of Canada.

(h)	Public Filings. Since January 1, 2007, HudBay has filed all documents required to be filed by it in accordance with applicable Securities Laws with the Securities Authorities or the Exchange. All such documents and information comprising the HudBay Public Disclosure Record, as of their respective dates (and the dates of any amendments thereto), (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein in light of the circumstances in which they were made not misleading, and (ii) complied in all material respects with the requirements of applicable Securities Laws, and any amendments to the HudBay Public Disclosure Record required to be made have been filed on a timely basis with the Securities Authorities or the Exchange. HudBay has not filed any confidential material change reports with any Securities Authorities that at the date of this Agreement remain confidential. There has been no change in a material fact or a material change (as those terms are defined under the Securities Act) in any of the information contained in the HudBay Public Disclosure Record, except for changes in material facts or material changes that are reflected in a subsequently filed document included in the HudBay Public Disclosure Record. There are no outstanding or unresolved comments in comment letters received from any Securities Authority or the Exchange with respect to the HudBay Public Disclosure Record. To the knowledge of HudBay, none of the filings comprising the HudBay Public Disclosure Record is the subject of ongoing review, comment or investigation by any Securities Authority or the Exchange.

(i)

HudBay Financial Statements. HudBay’s audited consolidated financial statements as at and for the fiscal year ended December 31, 2007 (including the notes thereto) and HudBay’s unaudited consolidated financial statements as at and for the nine (9) months ended September 30, 2008 (collectively, the “HudBay Financial Statements”) were prepared in accordance with GAAP consistently applied (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of the audited consolidated financial statements, in the related report of HudBay’s independent auditors, or (ii) in the case of unaudited consolidated interim financial statements, are subject to normal period-end adjustments and may omit notes which are not required by applicable Laws in the unaudited statements) and fairly present, in all material respects, the consolidated financial position, results of operations and cash flows of HudBay and its subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited consolidated interim financial statements, to normal period-end adjustments) and reflect reserves required by GAAP in respect of all material contingent liabilities, if any, of HudBay and its subsidiaries on a consolidated basis. There has been no material change in HudBay’s accounting policies, except as described in the notes to the HudBay Financial Statements, since December 31, 2007.

(j)	Internal Controls and Financial Reporting. HudBay has designed disclosure controls and procedures to provide reasonable assurance that material information relating to HudBay, including its consolidated subsidiaries, is made known to the Chief Executive Officer and the Chief Financial Officer of HudBay by others within those entities, particularly during the periods in which filings are being prepared. HudBay has not received any complaint, allegation, assertion, or claim in writing regarding the accounting practices, procedures, methodologies, or methods of HudBay or its internal controls, including any such complaint, allegation, assertion, or claim that HudBay has engaged in questionable accounting or auditing practices. The Chief Executive Officer and Chief Financial Officer of HudBay have made all certifications required by applicable Securities Laws and the statements contained in all such certifications were as of the respective dates made, complete and correct.

(k)	Books and Records. The financial books, records and accounts of HudBay and each of the Material HudBay Subsidiaries, in all material respects: (i) have been maintained in accordance with good business practices, on a basis consistent with prior years; and (ii) in each case are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of HudBay and the Material HudBay Subsidiaries and accurately and fairly reflect the basis for HudBay Financial Statements.

(l)	Minute Books. The minute books of HudBay and each of the Material HudBay Subsidiaries are true, correct and complete in all material respects.

(m)	No Undisclosed Liabilities. HudBay and the Material HudBay Subsidiaries have no outstanding indebtedness or liabilities of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable, or otherwise, and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any person, other than those disclosed in the audited consolidated balance sheet of HudBay as of December 31, 2007 forming part of the HudBay Financial Statements, liabilities or obligations incurred in connection with the transactions contemplated hereby or, to the extent disclosed in Schedule 4.1(m) of the HudBay Disclosure Letter, and liabilities and obligations incurred in the ordinary course of business since the date of the most recent financial statements of HudBay filed on SEDAR since December 31, 2007.

(n)	No Material Change. Since December 31, 2007, except as disclosed in the HudBay Public Disclosure Record, the business of HudBay and the Material HudBay Subsidiaries has been conducted in the ordinary course consistent with past practices and there has not been any event, occurrence, development or state of circumstances or facts that would be reasonably expected to cause, individually or in the aggregate, a Material Adverse Change in respect of HudBay and the Material HudBay Subsidiaries, taken as a whole. Since December 31, 2007, the debt, business and material properties of HudBay and the Material HudBay Subsidiaries conform in all respects to the description thereof contained in the HudBay Public Disclosure Record, and there has been no dividend or distribution of any kind declared, paid or made by HudBay on any HudBay Shares.

(o)	Litigation. Except as disclosed in Schedule 4.1(o) of the HudBay Disclosure Letter, there are no material claims, actions, suits, grievances, complaints or proceedings pending or, to the knowledge of HudBay, threatened against HudBay or any Material HudBay Subsidiary or affecting any of their respective properties or assets at law or in equity before or by any Governmental Entity. None of HudBay nor any Material HudBay Subsidiary nor their respective assets or properties is subject to any outstanding material judgment, order, writ, injunction or decree.

(p)	Taxes. Except as disclosed in writing to HudBay’s solicitors or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to HudBay:

(i)	HudBay and each Material HudBay Subsidiary has duly and in a timely manner made or prepared all Tax Returns required to be made or prepared by it, and duly and in a timely manner filed all Tax Returns required to be filed by it with the appropriate Governmental Entity, such Tax Returns were complete and correct in all material respects and HudBay and each Material HudBay Subsidiary has paid all Taxes, including instalments on account of Taxes for the current year required by applicable Law, which are due and payable by it whether or not assessed by the appropriate Governmental Entity and HudBay has provided adequate accruals in accordance with GAAP in the most recently published financial statements of HudBay for any Taxes for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns. Since such publication date, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course of business.

(ii)	HudBay and each Material HudBay Subsidiary has duly and timely withheld all Taxes and other amounts required by Law to be withheld by it (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited or deemed to be paid or credited by it to or for the benefit or any person) and has duly and timely remitted to the appropriate Governmental Entity such Taxes or other amounts required by applicable Law to be remitted by it.

(iii)	HudBay and each Material HudBay Subsidiary has duly and timely collected all amounts on account of any sales or transfer Taxes, including goods and services, harmonized sales and provincial and territorial taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity such amounts required by Law to be remitted to it.

(iv)	Other than actions in the ordinary course, there are no actions, suits, proceedings, investigations or claims threatened against HudBay or any Material HudBay Subsidiary in respect of Taxes, or any matters under discussion with any Governmental Entity relating to Taxes asserted by any such authority.

(v)	Neither HudBay nor any Material HudBay Subsidiary has requested, offered to enter into or entered into any agreement or other arrangement, or executed any waiver, providing for any extension of time within which: (A) to file any Tax Return covering any Taxes for which HudBay or any Material HudBay Subsidiary is or may be liable; (B) to file any elections, designations or similar filings relating to Taxes for which HudBay or any Material HudBay Subsidiary is or may be liable; (C) HudBay or any Material HudBay Subsidiary is required to pay or remit any Taxes or amounts on account of Taxes; or (D) any Governmental Entity may assess or collect Taxes for which HudBay or any Material HudBay Subsidiary is or may be liable.

(vi)	Other than ordinary course audits and claims, there are no proceedings, investigations audits or claims in progress or, to the knowledge of HudBay, pending or threatened against HudBay nor any Material HudBay Subsidiary in respect of Taxes and there are no matters under discussion, audit or appeal with any Governmental Entity relating to Taxes.

(vii)	Except as disclosed in Schedule 4(p)(vii) of the HudBay Disclosure Letter, neither HudBay nor any Material HudBay Subsidiary has acquired property from a non-arm’s length person, within the meaning of the Tax Act: (A) for consideration the value of which is less than the fair market value of the property; or (B) as a contribution of capital for which no shares were issued by the acquirer of the property.

(viii)	HudBay has made available to Lundin copies of: (A) all Tax Returns relating to the Taxes of HudBay or any Material HudBay Subsidiary that to the knowledge of HudBay have been filed in the last three (3) years; and (B) all material written communications to or from any Governmental Entity relating to Taxes of HudBay or any Material HudBay Subsidiary that to the knowledge of HudBay has been received or sent in the last three (3) years.

(ix)	There are no Liens for Taxes upon any properties or assets of HudBay or any of the Material HudBay Subsidiaries (other than Liens relating to Taxes not yet due and payable and for which adequate reserves have been recorded on the most recent consolidated balance sheet included in HudBay’s audited consolidated financial statements).

(q)	Interest in Mineral Rights. Except as disclosed in Schedule 4.1(q) of the HudBay Disclosure Letter, HudBay and each of the Material HudBay Subsidiaries has sufficient title, free and clear of any title defect or Liens, to its properties (other than property as to which it is a lessee, in which case it has a valid leasehold interest), and to its mineral interests and rights (including any claims, concessions, exploration licences, exploitation licences, prospecting permits, royalty interests, mining leases and mining rights) except such defects in title or Liens that, individually or in the aggregate, do not have and would not reasonably be expected to result in a Material Adverse Effect on HudBay. All real and tangible personal property of HudBay and the Material HudBay Subsidiaries is in generally good repair and is operational and usable in the manner in which it is currently being used, subject to normal wear and tear, repair or replacement in the ordinary course of business.

(r)	Permits. Except as disclosed in Schedule 4.1(r) of the HudBay Disclosure Letter, HudBay and each Material HudBay Subsidiary has obtained and is in compliance with all material Permits required by applicable Laws which are necessary to lawfully conduct its current businesses as they are now being conducted or as intended to be conducted as set forth in the HudBay Public Disclosure Documents (which, for greater certainty, includes the exploration for and exploitation of mineral deposits) or which are necessary for the lawful ownership, use and occupation of its properties and assets. All such Permits are in full force and effect and, to the knowledge of HudBay, there are no facts, events or circumstances that would reasonably be expected to result in a failure to obtain or be in compliance with such Permits as are necessary to conduct the business of HudBay or any Material HudBay Subsidiary as it is proposed to be conducted. Each such Permit can be renewed in the ordinary course of business by HudBay or any Material HudBay Subsidiary to which the Permit was granted. HudBay has received no notice of any actual or threatened proceeding to modify, suspend, revoke, withdraw, terminate or otherwise limit any such Permit and, to the knowledge of HudBay, there is no valid basis for any such proceeding, including on the basis of the transactions contemplated hereby. HudBay has received no notice of any actual or threatened administrative or governmental action or proceeding in connection with the expiration, continuance or renewal of any such Permit and, to the knowledge of HudBay, there is no valid basis for any such proceeding.

(s)	Environmental Matters. Except for any matters that, individually or in the aggregate, would not have or would not reasonably be expected to have a Material Adverse Effect on HudBay or as disclosed in Schedule 4.1(s) of the HudBay Disclosure Letter:

(i)	all facilities and operations of HudBay and the Material HudBay Subsidiaries have been conducted, and are now, in compliance with all Environmental Laws. Neither HudBay nor any of the Material HudBay Subsidiaries is under investigation with respect to the foregoing, or has received any notice that any violation of the foregoing is being or may be alleged;

(ii)	HudBay and the Material HudBay Subsidiaries are in possession of, and in compliance with, all Environmental Permits that are required to own, lease and operate the HudBay Mineral Rights and to conduct their respective businesses as they are now being conducted or as intended to be conducted as set forth in the HudBay Public Disclosure Record (which, for greater certainty, includes the exploration for and exploitation of mineral deposits) or which are necessary for the lawful ownership, use and occupation of its properties and assets. All such Environmental Permits are in full force and effect and, to the knowledge of HudBay, there are no facts, events or circumstances that would reasonably be expected to result in a failure to obtain or be in compliance with such Environmental Permits as are necessary to conduct the business of HudBay or any Material HudBay Subsidiary as it is proposed to be conducted. Each such Environmental Permit can be renewed in the ordinary course of business by HudBay or any Material HudBay Subsidiary to which the Environmental Permit was granted. HudBay has received no notice of any actual or threatened proceeding to modify, suspend, revoke, withdraw, terminate or otherwise limit any such Environmental Permit and, to the knowledge of HudBay, there is no valid basis for any such proceeding, including on the basis of the transactions contemplated hereby. HudBay has received no notice of any actual or threatened administrative or governmental action or proceeding in connection with the expiration, continuance or renewal of any such Environmental Permit and, to the knowledge of HudBay, there is no valid basis for any such proceeding;

(iii)	no environmental, remediation, rehabilitation, reclamation or closure obligation, demand, notice or work order presently exists with respect to any portion of any currently or formerly owned, leased, occupied, used or otherwise controlled property, interests and rights or relating to the operations and business of HudBay and the Material HudBay Subsidiaries and, to the knowledge of HudBay, there is no basis for any such obligations, demands, notices or work orders to arise in the future as a result of any activity in respect of such property, interests, rights, operations and business;

(iv)	there is no proceeding, application, order, directive, claim, action, suit, investigation or complaint under or pursuant to any Environmental Laws pending or, to the knowledge of HudBay, threatened, affecting HudBay or any Material HudBay Subsidiary or affecting any of their respective properties or assets before or by any Governmental Entity; and

(v)	HudBay and the Material HudBay Subsidiaries have made available to Lundin all material audits, assessments and investigation reports with respect to environmental matters in its possession.

(t)	Mineral Reserves and Resources. The estimated proven and probable mineral reserves and the estimated indicated, measured and inferred mineral resources disclosed in the HudBay Public Disclosure Record filed on SEDAR as of the year-ended December 31, 2007 have been prepared and disclosed in all material respects in accordance with all applicable Laws, including National Instrument 43-101 Standards of Disclosure for Mineral Projects. There has been no material reduction in the aggregate amount of estimated mineral reserves or estimated mineral resources of HudBay or the Material HudBay, taken as a whole, from the amounts disclosed in the HudBay Public Disclosure Record other than as a result of mining activities undertaken in the ordinary course.

(u)	Benefit Plans. Except for any matters disclosed in Schedule 4.1(u) of the HudBay Disclosure Letter:

(i)	HudBay and each of the Material HudBay Subsidiaries has complied, in all material respects, with the terms of all agreements, health, welfare, supplemental unemployment benefit, bonus, incentive, profit sharing, deferred compensation, stock purchase, stock compensation, stock option, disability, pension or retirement plans and other employee compensation or benefit plans, policies, arrangements, practices or undertakings, whether oral or written, formal or informal, funded or unfunded, insured or uninsured which are maintained by or binding upon HudBay, or in respect of which HudBay or such Material HudBay Subsidiary has any actual or potential liability (collectively, the “HudBay Benefit Plans”) and with all applicable Laws and collective bargaining agreements relating thereto.

(ii)	Each HudBay Benefit Plan is insured or funded in compliance with the terms of such HudBay Benefit Plan, all applicable Laws and any collective bargaining agreement relating thereto and is in good standing with such Governmental Entities as may be applicable and, as of the date hereof, no currently outstanding notice of under-funding, non-compliance, failure to be in good standing or otherwise has been received by HudBay or any of the Material HudBay Subsidiaries from any such Governmental Entities.

(v)	Labour and Employment.

(i)	Except for those agreements or provisions described in Schedule 4.1(v)(i) of the HudBay Disclosure Letter, no employee of HudBay or any Material HudBay Subsidiary is party to a change of control, severance, termination, golden parachute or similar agreement or provision and would receive payments under such agreement or provision as a result of the Arrangement.

(ii)	Schedule 4.1(v)(ii) of the HudBay Disclosure Letter sets forth a complete list of the collective agreements, either directly or by operation of law, between HudBay or any Material HudBay Subsidiary with any trade union or association which may qualify as a trade union. Other than as disclosed in Schedule 4.1(v)(ii) of the HudBay Disclosure Letter, there are no outstanding or, to the knowledge of HudBay, threatened labour tribunal proceedings of any kind, including unfair labour practice proceedings or any proceedings which could result in certification of a trade union as bargaining agent for any employees of HudBay or any Material HudBay Subsidiary not already covered by a collective agreement. Other than as disclosed in Schedule 4.1(v)(ii) of the HudBay Disclosure Letter there are no threatened or apparent union organizing activities involving employees of HudBay or any Material HudBay Subsidiary nor is HudBay or any Material HudBay Subsidiary currently negotiating any of the collective agreements listed in Schedule 4.1(v)(ii) of the HudBay Disclosure Letter. There is no default or violation under any collective agreement listed in Schedule 4.1(v)(ii) of the HudBay Disclosure Letter. There is no strike or lockout involving the employees covered by the collective agreements listed in Schedule 4.1(v)(ii) of the HudBay Disclosure Letter.

(w)	Compliance with Laws. HudBay and the Material HudBay Subsidiaries have complied with and are not in violation of any applicable Laws, other than non- compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect on HudBay. Neither HudBay nor any of the Material HudBay Subsidiaries is under investigation with respect to the foregoing, or has received any notice that any violation of the foregoing is being or may be alleged.

(x)	Related Party Transactions. Except as contemplated hereby or as disclosed in Schedule 4.1(x) of the HudBay Disclosure Letter, there are no Contracts or other transactions currently in place between HudBay or any Material HudBay Subsidiary, on the one hand, and: (i) to the knowledge of HudBay, any officer or director of HudBay or any Material HudBay Subsidiary; (ii) to the knowledge of HudBay, any holder of record or, to the knowledge of HudBay, beneficial owner of 10% or more of the HudBay Shares; and (iii) to the knowledge of HudBay, any affiliate or associate (including any spouse, parent, sibling or descendant of such person and any trust for the benefit of any of the foregoing persons) of any such, officer, director, holder of record or beneficial owner, on the other hand.

(y)	Expropriation. Since December 31, 2007, no material part of the property or assets of HudBay or any Material HudBay Subsidiary has been taken, condemned or expropriated by any Governmental Entity nor has any written notice or proceeding in respect thereof been received by HudBay or any Material HudBay Subsidiary nor, to the knowledge of HudBay, is there any intent or proposal to give such notice or commence any such proceedings.

(z)	Rights of Other Persons. Other than as disclosed in Schedule 4.1(z) of the HudBay Disclosure Letter, no person has any right of first refusal or option to purchase or any other right of participation in any of the material properties or assets owned by HudBay or any Material HudBay Subsidiary or any part thereof.

(aa)	Restrictions on Business Activities. As of the date hereof, there is no contract, agreement, undertaking, arbitral award, judgment, injunction, constitutional ruling, order or decree binding upon HudBay or any Material HudBay Subsidiary that has or would reasonably be expected to have the effect of prohibiting, restricting, or impairing any business practice of any of them, any acquisition or disposition of property by any of them, or the conduct of the business by any of them as currently conducted, which would reasonably be expected to have a Material Adverse Effect on HudBay.

(bb)	Brokers. No agent, broker, investment banker, financial advisor or other person, other than GMP Securities L.P., is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of HudBay or any Material HudBay Subsidiary.

(cc)	Insurance. As of the date hereof, HudBay and the Material HudBay Subsidiaries maintain the policies of insurance set forth in Schedule 4.1(cc) of the HudBay Disclosure Letter. All such insurance policies maintained are in full force and effect and in good standing and, neither HudBay nor any Material HudBay Subsidiary is in default, whether as to payment of premium or otherwise, under the terms of any such insurance policy, nor has HudBay or any of the Material HudBay Subsidiaries failed to give any notice or present any material claim under any such insurance in a due and timely fashion or received notice or otherwise become aware of any intent of an insurer to either claim any default on the part of HudBay or any Material HudBay Subsidiary or not to renew any policy of insurance on its expiry or to increase any deductible or cost, except where such failure or default has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(dd)

Data Room Information. All HudBay Data Room Information was accurate in all material respects as at its respective date as stated therein, or, if any HudBay Data Room Information was undated, as of the date of its delivery to the website for purposes of the transactions contemplated by this Agreement. Additionally, all information provided to Lundin in relation to Lundin’s due diligence requests, including information not provided in the HudBay Data Room Information, is accurate in all material respects as at its respective date as stated therein. To the extent that there has been a material change to any of the HudBay Data Room

Information or any other information provided to HudBay since the date posted to the website or provided to Lundin, as the case may be, such information is accurate in all material respects or is no longer relevant or material to HudBay or additional information has been provided in the HudBay Data Room or to Lundin which supersedes or replaces such information.

(ee)	Issuance of HudBay Shares. The HudBay Shares to be issued as part of the Consideration will, when issued pursuant to the Arrangement, be duly and validly issued as fully paid and non-assessable common shares in the capital of HudBay.

(ff)	Absence of Cease Trade Orders. No order ceasing or suspending trading of the HudBay Shares or any other securities of HudBay has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or, to the knowledge of HudBay, are pending, contemplated or threatened under any Securities Laws or by any other regulatory authority.

(gg)	Investment Canada. HudBay is a “Canadian” for purposes of the Investment Canada Act, as that term is defined in the Investment Canada Act and the regulations thereunder.

(hh)	United States Securities Laws.

(i)	HudBay is a “foreign private issuer” as defined in Rule 3b-4 under the U.S. Exchange Act;

(ii)	No securities of HudBay have been or were required to be during the 12- month period ending on the date of this Agreement and are not registered or required to be registered under Section 12 of the U.S. Exchange Act, and HudBay has not been during the 12-month period ending on the date of this Agreement and is not required to file reports under Section 13 or Section 15(d) of the U.S. Exchange Act, and

(iii)	HudBay is not an “investment company” as defined in the United States Investment Company Act of 1940, as amended.

(ii)	Use of Short Form Prospectus. HudBay meets the general eligibility requirements for use of a short form prospectus under National Instrument 44-101 – Short Form Prospectus of the Securities Authorities.

(jj)	FCPA and CFPOA. To HudBay’s knowledge, neither HudBay, any of its affiliates nor any of their respective officers, directors, employees, agents, representatives or any other person acting on behalf of HudBay or any of its affiliates has taken, committed to take or been alleged to have taken any action which would cause HudBay or any of its affiliates to be in violation of the FCPA or CFPOA, or any applicable Law of similar effect of another jurisdiction.

(kk)	Exchange Listing and United States Trading.

(i)	Hercules Shares have been at all times during the 12-month period ending on the date of this Agreement and are listed on the Exchange;

(ii)	At least 55% of the trading of Hercules Shares took place in, on or through the facilities of the Exchange during the 12-month period ending on the date of this Agreement; and

(iii)	The average daily trading volume of Hercules Shares in the United States has been no greater than five percent of the average daily trading volume of Hercules Shares on a worldwide basis during the 12-month period ending on the date of this Agreement.

4.2 Survival of Representations and Warranties

The representations and warranties of HudBay contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 5

COVENANTS OF LUNDIN AND HUDBAY

5.1 Covenants of Lundin Regarding the Conduct of Business

Lundin covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as set forth in Schedule 5.1 of the Lundin Disclosure Letter, expressly required or permitted by this Agreement, required by applicable Law or Governmental Entity or consented to by HudBay in writing (which consent shall not be unreasonably withheld or delayed), Lundin shall, and shall cause each Lundin Subsidiary to, conduct its business in the ordinary course of business consistent with past practice. Without limiting the generality of the foregoing, from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as set forth in Schedule 5.1 of the Lundin Disclosure Letter, expressly required or permitted by this Agreement or required by applicable Law or Governmental Entity, Lundin shall not, nor shall it permit any Lundin Subsidiary to, directly or indirectly, without the prior written consent of HudBay (which consent shall not be unreasonably withheld or delayed):

(a)	except as set forth in Schedule 5.1(a) of the Lundin Disclosure Letter, take any action except in the ordinary course of business of Lundin and the Lundin Subsidiaries, and Lundin shall use commercially reasonable efforts to maintain and preserve its and the Lundin Subsidiaries’ business organization, assets, employees, goodwill and business relationships;

(b)	except as set forth in Schedule 5.1(b) of the Lundin Disclosure Letter, (i) amend its articles, charter or by-laws or other comparable organizational documents; (ii)

split, combine or reclassify any shares in the capital of Lundin or any Lundin Subsidiary, or declare, set aside or pay any dividend or other distribution or payment (whether in cash, securities or property or any combination thereof) in respect of the Lundin Shares owned by any person or the securities of any subsidiary owned by a person other than Lundin other than, in the case of any wholly-owned Lundin Subsidiary, any dividends payable to Lundin, by any of its wholly-owned Lundin Subsidiaries; (iii) issue, grant, deliver, sell or pledge, or agree to issue, grant, deliver, sell or pledge, any Lundin Shares or similar rights convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares or other securities of Lundin, a Lundin Subsidiary or a Lundin Significant Interest Company, other than: (A) a grant of Lundin Options pursuant to the terms of contractual commitments described in Schedule 5.1(b) of the Lundin Disclosure Letter; (B) transactions in the ordinary course of business and consistent with past practices between two or more wholly-owned Lundin Subsidiaries or between Lundin and a wholly-owned Lundin Subsidiary, and (C) as required under applicable Law or existing Material Contracts set forth in Schedule 3.1(g) of the Lundin Disclosure Letter; (iv) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any outstanding securities of Lundin or any Lundin Subsidiary, (v) amend the terms of any of its securities; (vi) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Lundin or any Lundin Subsidiary; (vii) amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with GAAP; or (viii) make or amend any Tax election, change any method of Tax accounting, settle or compromise any Tax liability, file any material amended Tax Return, enter into a closing agreement, surrender any right to claim a material Tax refund, or consent to the extension or waiver of the limitation period applicable to any material Tax claim or assessment;

(c)	except in the ordinary course of business consistent with past practice and except as set forth in Schedule 5.1(c) of the Lundin Disclosure Letter: (i) sell, pledge, hypothecate, lease, license, sell and lease back, mortgage, dispose of or encumber or otherwise transfer, any assets, securities, properties, interests or businesses of Lundin or any Lundin Subsidiary; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise), directly or indirectly, any assets, securities, properties, interests, businesses, corporation, partnership or other business organization or division thereof, or make any investment either by the purchase of securities, contributions of capital, property transfer, or purchase of any other property or assets of any other person, for an amount greater than $10,000,000; (iii) incur, create, assume or otherwise become liable for, any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans, capital contributions, investments or advances; (iv) pay, discharge or satisfy any material claims, liabilities or obligations; (v) waive, release, grant or transfer any rights of material value; or (vi) authorize or propose any of the foregoing;

(d)	except as set forth in Schedule 5.1(d) of the Lundin Disclosure Letter and except in the ordinary course of business with respect to Lundin, other than as is necessary to comply with applicable Laws or Contracts, or in accordance with the Lundin Benefit Plans: (i) grant to any officer, employee or director of Lundin or any Lundin Subsidiary an increase in compensation in any form, or grant any general salary increase; (ii) make any loan to any officer, employee, or director of Lundin or any Lundin Subsidiary; (iii) take any action with respect to the grant of any severance, change of control, bonus or termination pay to, or enter into any employment agreement, deferred compensation or other similar agreement (or amend such existing agreement) with, or hire or terminate employment (except for just cause) of, any officer, employee or director of Lundin or any Lundin Subsidiary; (iv) increase any benefits payable under any existing severance or termination pay policies or employment agreements, or adopt or materially amend or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors, officers or employees or former directors, officers, employees of Lundin or any Lundin Subsidiary; (v) increase compensation, bonus levels or other benefits payable to any director, executive officer or employee of Lundin or any Lundin Subsidiary; (vi) provide for accelerated vesting, removal of restrictions or an exercise of any stock based or stock related awards (including stock options, stock appreciation rights, deferred share units, performance units and restricted share awards) upon a change of control occurring on or prior to the Effective Time; (vii) establish, adopt or amend (except as required by applicable Law) any collective bargaining agreement or similar agreement; or (viii) effectuate a closing of a mine or a similar facility or cause a mass termination of employees affecting in whole or in part any site of employment, facility, operating unit or employee of Lundin or the Lundin Subsidiaries;

(e)	settle, pay, discharge, satisfy, compromise, waive, assign or release (i) any action, claim or proceeding brought against Lundin or any Lundin Subsidiary other than an action, claim or proceeding disclosed in Schedule 5.1(e) of the Lundin Disclosure Letter; or (ii) any action, claim or proceeding brought by any present, former or purported holder of its securities in connection with the transactions contemplated by this Agreement or the Plan of Arrangement, except, in each case, any action, claim or proceeding the settlement of which would not (A) restrict in any material respect the business of Lundin or any of the Lundin Subsidiaries or (B) exceed $5,000,000 in cost or value to Lundin or any of the Lundin Subsidiaries;

(f)	enter into any agreement or arrangement that limits or otherwise restricts in any material respect Lundin or any Lundin Subsidiary or any successor thereto, or that would, after the Effective Time, limit or restrict in any material respect Lundin or any Lundin Subsidiary from competing in any manner;

(g)	except as set forth in Schedule 5.1(g) of the Lundin Disclosure Letter, waive, release or assign any material rights, claims or benefits of Lundin or any Lundin Subsidiary;

(h)	other than in the ordinary course of business consistent with past practice, (i) enter into any agreement that, if entered into prior to the date hereof, would have been a Material Contract; (ii) modify, amend in any material respect, transfer or terminate any Material Contract, or waive, release or assign any material rights or claims thereto or thereunder;

(i)	take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension, revocation or limitation of rights under, any material Permits listed in Schedule 5.1(i) of the Lundin Disclosure Letter of or from any Governmental Entities necessary to conduct its businesses as now conducted or as proposed to be conducted; or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities;

(j)	take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Lundin to consummate the Arrangement or the other transactions contemplated by this Agreement, other than in connection with a Pre-Acquisition Reorganization;

(k)	take any action or fail to take any action if such action or failure to take action would be inconsistent with Section 2.13 hereof; or

(l)	agree, resolve or commit to do any of the foregoing.

Lundin shall use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by Lundin or any Lundin Subsidiary, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums and covering the same periods are in full force and effect; provided that, subject to Section 7.7, none of Lundin or any Lundin Subsidiary shall obtain or renew any insurance (or reinsurance) policy for a term exceeding 12 months.

5.2 Covenants of Lundin Relating to the Arrangement

Lundin shall and shall cause the Lundin Subsidiaries to perform all obligations required or desirable to be performed by Lundin or any Lundin Subsidiary under this Agreement, co-operate with HudBay in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Lundin shall and, where applicable, shall cause the Lundin Subsidiaries to:

(a)	promptly, and in any event within two (2) business days following the date of this Agreement, provide to HudBay (if providing a copy of such agreement is not prohibited by the terms of such agreement) a copy of each confidentiality and/or standstill agreement which has been entered into by Lundin and any third party pursuant to which confidential information of Lundin has been provided to such third party;

(b)	apply for and use its commercially reasonable efforts to obtain all Key Regulatory Approvals relating to Lundin or any Lundin Subsidiary which are typically applied for by an offeree and, in doing so, keep HudBay reasonably informed as to the status of the proceedings related to obtaining the Key Regulatory Approvals, including providing HudBay with copies of all related applications and notifications in draft form (except where such material is confidential in which case it will be provided (subject to applicable Laws) to HudBay’s outside counsel on an “external counsel” basis), in order for HudBay to provide its comments thereon. Without limiting the foregoing, neither Lundin nor any of its affiliates shall be required to sell, transfer, divest or otherwise dispose of any of its respective business, assets or properties in connection with this Agreement or any of the transactions contemplated hereby;

(c)	use its best efforts to obtain as soon as practicable following execution of this Agreement all third party consents, approvals and notices required under any of the Material Contracts, and all Key Third Party Consents;

(d)	defend all lawsuits or other legal, regulatory or other proceedings against Lundin challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(e)	subject to applicable law, make available and cause to be made available to HudBay, and the agents and advisors thereto, information reasonably requested by HudBay for the purposes of preparing, considering and implementing integration and strategic plans for the combined businesses of HudBay and Lundin going forward and confirming the representations and warranties of Lundin set out in Section 3.1 of this Agreement; and

(f)	use commercially reasonable efforts to satisfy all conditions precedent in this Agreement and take all steps set forth in the Interim Order.

5.3 Covenants of HudBay Regarding the Conduct of Business

HudBay covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as set forth in Schedule 5.3 of the HudBay Disclosure Letter, expressly required or permitted by this Agreement, required by applicable Law or Governmental Entity or consented to by Lundin in writing (which consent shall not be unreasonably withheld or delayed), HudBay shall, and shall cause each of its subsidiaries to, conduct its business in the ordinary course of business consistent with past practice. Without limiting the generality of the foregoing, from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as set forth in Schedule 5.2 of the HudBay Disclosure Letter, expressly required or permitted by this Agreement or required by applicable Law or Governmental Entity, HudBay shall not, nor shall it permit any of its subsidiaries to, directly or indirectly, without the prior written consent of Lundin (which consent shall not be unreasonably withheld or delayed):

(a)	except as set forth in Schedule 5.3(a) of the HudBay Disclosure Letter, take any action except in the ordinary course of business of HudBay and its subsidiaries, and HudBay shall use commercially reasonable efforts to maintain and preserve its and its subsidiaries’ business organization, assets, employees, goodwill and business relationships;

(b)	except as set forth in Schedule 5.3(b) of the HudBay Disclosure Letter or except in connection with a HudBay Internal Reorganization, (i) amend HudBay’s articles, charter or by-laws or other comparable organizational documents or, except in connection with a HudBay Internal Reorganization, amend the articles, charter or by-laws or other comparable organizational documents; (ii) split, combine or reclassify any shares in the capital of HudBay or any of its subsidiaries, or declare, set aside or pay any dividend or other distribution or payment (whether in cash, securities or property or any combination thereof) in respect of the HudBay Shares, except for dividends by any of its wholly-owned subsidiaries; (iii) issue, grant, deliver, sell or pledge, or agree to issue, grant, deliver, sell or pledge, any HudBay Shares or similar rights convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares or other securities of HudBay, any of its subsidiaries, other than: (A) a grant of HudBay Options pursuant to the terms of the HudBay Option Plans; (B) transactions in the ordinary course of business and consistent with past practices between two or more wholly-owned subsidiaries of HudBay or between HudBay and a wholly-owned subsidiary of HudBay, and (C) as required under applicable Law or existing Material Contracts; (iv) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any outstanding securities of HudBay or any of its subsidiaries, (v) amend the terms of any of its securities; (vi) except in connection with a HudBay Internal Reorganization, adopt a plan of liquidation or resolution providing for the liquidation or dissolution of HudBay or any of its subsidiaries; or (vii) amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with GAAP;

(c)

except in the ordinary course of business consistent with past practice and except as set forth in Schedule 5.3(c) of the HudBay Disclosure Letter, (i) sell, pledge, hypothecate, lease, license, sell and lease back, mortgage, dispose of or encumber or otherwise transfer, any assets, securities, properties, interests or businesses of HudBay or any subsidiary of HudBay; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise), directly or indirectly, any assets, securities, properties, interests, businesses, corporation, partnership or other business organization or division thereof, or make any investment either by the purchase of securities, contributions of capital, property transfer, or purchase of any other property or assets of any other person, for an amount greater than $10,000,000; (iii) incur, create, assume or otherwise become liable for, any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans, capital contributions, investments or advances; (iv) pay, discharge or satisfy any material claims, liabilities or obligations; (v) waive, release, grant or transfer any rights of material value; or (vi) authorize or propose any of the foregoing;

(d)	settle, pay, discharge, satisfy, compromise, waive, assign or release (i) any action, claim or proceeding brought against HudBay or any subsidiary of HudBay; or (ii) any action, claim or proceeding brought by any present, former or purported holder of its securities in connection with the transactions contemplated by this Agreement or the Plan of Arrangement, except, in each case, any action, claim or proceeding the settlement of which would not (A) restrict in any material respect the business of HudBay or any subsidiary of HudBay or (B) exceed $ 5,000,000 in cost or value to HudBay or any subsidiary of HudBay;

(e)	enter into any agreement or arrangement that limits or otherwise restricts in any material respect HudBay or any subsidiary of HudBay or any successor thereto, or that would, after the Effective Time, limit or restrict in any material respect HudBay or any subsidiary of HudBay from competing in any manner;

(f)	except as set forth in Schedule 5.3(g) of the HudBay Disclosure Letter, waive, release or assign any material rights, claims or benefits of HudBay or any subsidiary of HudBay;

(g)	take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension, revocation or limitation of rights under, any material Permits listed in Schedule 5.3(g) of the HudBay Disclosure Letter of or from any Governmental Entities necessary to conduct its businesses as now conducted or as proposed to be conducted; or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities;

(h)	take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of HudBay to consummate the Arrangement or the other transactions contemplated by this Agreement;

(i)	take any action or fail to take any action if such action or failure to take action would be inconsistent with Section 2.13 hereof; or

(j)	agree, resolve or commit to do any of the foregoing.

5.4 Covenants of HudBay Regarding the Performance of Obligations

HudBay shall, and shall cause its subsidiaries to, perform all obligations required or desirable to be performed by HudBay or any of HudBay’s subsidiaries under this Agreement, co-operate with Lundin in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, HudBay shall and where appropriate shall cause its subsidiaries to:

(a)	apply for and use its commercially reasonable efforts to obtain all Key Regulatory Approvals relating to HudBay or any of HudBay’s subsidiaries which are typically applied for by an acquiror and, in doing so, keep Lundin reasonably informed as to the status of the proceedings related to obtaining the Key Regulatory Approvals, including providing Lundin with copies of all related applications and notifications in draft form (except where such material is confidential in which case it will be provided (subject to applicable Laws) to Lundin’s outside counsel on an “external counsel” basis), in order for Lundin to provide its reasonable comments thereon. Without limiting the foregoing, neither HudBay nor any of its affiliates shall be required to sell, transfer, divest or otherwise dispose of any of its respective business, assets or properties in connection with this Agreement or any of the transactions contemplated hereby;

(b)	subject to the terms and conditions of this Agreement and of the Plan of Arrangement and applicable Laws, pay the aggregate Consideration to be paid pursuant to the Arrangement at the time provided herein;

(c)	defend all lawsuits or other legal, regulatory or other proceedings against HudBay challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(d)	following the Effective Time, take all steps required and cause Lundin or its successor to take all steps required to fulfill the obligations of Lundin or its successor to deliver HudBay Shares on any exercise of Lundin Options or Lundin Warrants;

(e)	if, after the Effective Time, the Hercules Shares are deemed, pursuant to Rule 12g-3 under the U.S. Exchange Act, to be registered under Section 12 of the U.S. Exchange Act, then, as soon as practicable after the Effective Time, Hercules shall file with the SEC a Form 15F to terminate the registration of the Hercules Shares with the SEC;

(f)	subject to applicable Law (including the rules or policies of the Exchange) vote any other Lundin Shares beneficially owned by it in favour of the Arrangement;

(g)	apply for and use commercially reasonable efforts to obtain conditional approval of the listing and posting for trading on the TSX of the HudBay Shares comprising the Consideration and all HudBay Shares that would be issued on the exercise of the Lundin Options outstanding at the Effective Time, subject only to satisfaction by HudBay of customary listing conditions of the TSX;

(h)	subject to applicable Law, make available and cause to be made available to Lundin, and its agents and advisors, information reasonably requested by Lundin for the purposes of confirming the representations and warranties of HudBay set out in Section 4.1 of this Agreement;

(i)	use commercially reasonable efforts to ensure that, immediately following the Effective Time, the board of directors of HudBay is comprised of Colin K. Benner, Donald K. Charter, Lukas Lundin, William A. Rand, Philip J. Wright, Allen J. Palmiere, Ronald P. Gagel, R. Peter Gillin and M. Norman Anderson, and the Chief Executive Officer of HudBay is Allen J. Palmiere; and

(j)	use commercially reasonable efforts to satisfy all conditions precedent in this Agreement and take all steps set forth in the Interim Order.

5.5 Pre-Acquisition Reorganization

(a)	Lundin shall effect such reorganization of its business, operations, subsidiaries and assets or such other transactions (each, a “Pre-Acquisition Reorganization”) as HudBay may reasonably request prior to the Effective Date, and the Plan of Arrangement, if required, shall be modified accordingly; provided, however, that Lundin need not effect a Pre-Acquisition Reorganization which in the opinion of Lundin, acting reasonably: (i) would require Lundin to obtain the prior approval of the Lundin Shareholders in respect of such Pre-Acquisition Reorganization other than at the Lundin Meeting; (ii) would impede or materially delay the consummation of the Arrangement; or (iii) would be inconsistent with Section 2.13 hereof. Without limiting the foregoing and other than as set forth in clause (i) above, Lundin shall use its best efforts to obtain all necessary consents, approvals or waivers from any persons to effect each Pre-Acquisition Reorganization, and Lundin shall cooperate with HudBay in structuring, planning and implementing any such Pre-Acquisition Reorganization. HudBay shall provide written notice to Lundin of any proposed Pre-Acquisition Reorganization at least ten (10) business days prior to the date of the Lundin Meeting. In addition:

(i)	HudBay shall indemnify and save harmless the officers, directors, employees, agents, advisors and representatives of Lundin and the Lundin Subsidiaries from and against any and all liabilities, Taxes, losses, damages, claims, costs, expenses, interest awards, judgments and penalties suffered or incurred by any of them in connection with or as a result of any Pre-Acquisition Reorganization;

(ii)

if the Plan of Arrangement is not completed, HudBay shall pay the implementation costs of the Pre-Acquisition Reorganization and any direct or indirect costs and liabilities thereof, including employment costs, Taxes and liabilities as well as any costs, Taxes and liabilities that may be incurred to unwind any such Pre-Acquisition Reorganization (including actual out-of-pocket costs and expenses for Filing fees and external counsel).

(iii)	any Pre-Acquisition Reorganization or required cooperation of Lundin in structuring, planning and implementing any Pre-Acquisition Reorganization shall not become effective unless HudBay shall have waived or confirmed in writing the satisfaction of all conditions in its favour in Section 6.1 and Section 6.2 and shall have confirmed in writing that it is prepared to promptly without condition (other than the satisfaction of the condition contemplated by Section 6.2(a)) proceed to effect the Arrangement;

(iv)	any Pre-Acquisition Reorganization or required cooperation of Lundin in structuring, planning and implementing any Pre-Acquisition Reorganization shall not unreasonably interfere in material operations prior to the Effective Time of Lundin or any Lundin Subsidiary;

(v)	unless the Parties otherwise agree, any Pre-Acquisition Reorganization shall not require any filings with, notifications to or approvals of any Governmental Entity or third party (other than such Tax rulings, and filing such Tax elections or notifications and prefilings or pre-clearances with corporations branches or similar Governmental Entities, as are necessary or advisable in the circumstances);

(vi)	any Pre-Acquisition Reorganization shall not require Lundin or any Lundin Subsidiary to contravene any applicable Laws, their respective organizational documents or any Material Contract;

(vii)	Lundin and the Lundin Subsidiaries shall not be obligated to take any action that could result in any Taxes being imposed on, or any adverse Tax or other consequences to, any securityholder of Lundin incrementally greater than the Taxes or other consequences to such party in connection with the consummation of the Arrangement in the absence of any Pre-Acquisition Reorganization; and

(viii)	such cooperation does not require the directors, officers, employees or agents of Lundin or the Lundin Subsidiaries to take any action in any capacity other than as a director, officer or employee.

(b)

HudBay acknowledges and agrees that the planning for and implementation of any Pre-Acquisition Reorganization shall not be considered a breach of any covenant under this Agreement and shall not be considered in determining whether a representation or warranty of Lundin hereunder has been breached. HudBay and Lundin shall work cooperatively and use reasonable commercial efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization. For greater certainty, Lundin shall not be liable for the failure of HudBay to benefit from any anticipated tax efficiency as a result of a Pre-Acquisition Reorganization.

5.6 Employment Agreements

Following the approval of the Arrangement Resolution, HudBay shall cause Lundin to honour such obligations, if any, under Lundin’s employment agreements as are disclosed in Schedule 5.6 of the Lundin Disclosure Letter.

ARTICLE 6

CONDITIONS

6.1 Mutual Conditions Precedent

The obligations of the Parties to complete the Arrangement are subject to the fulfillment, on or before the Effective Time, of each of the following conditions precedent, each of which may only be waived with the mutual consent of the Parties:

(a)	the Arrangement Resolution shall have been approved and adopted by the Lundin Shareholders at the Lundin Meeting in accordance with the Interim Order;

(b)	the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to Lundin and HudBay, acting reasonably, on appeal or otherwise;

(c)	there shall not exist any prohibition at Law, including a cease trade order, injunction or other prohibition or order at Law or under applicable legislation, against HudBay or Lundin which shall prevent the consummation of the Arrangement;

(d)	HudBay Shares to be issued in the United States pursuant to the Arrangement shall be exempt from registration requirements under the U.S. Securities Act pursuant to Section 3(a)(10) of the U.S. Securities Act; provided, however, that Lundin shall not be entitled to rely on the provisions of this Section 6.1(d) in failing to complete the transactions contemplated by this Agreement in the event that Lundin fails to advise the Court prior to the hearing in respect of the Final Order, as required by the terms of the foregoing exemptions, that HudBay will rely on the foregoing exemption based on the Court’s approval of the transaction;

(e)	the Key Regulatory Approvals shall have been obtained; and

(f)	this Agreement shall not have been terminated pursuant to Article 8.

6.2 Additional Conditions Precedent to the Obligations of HudBay

The obligation of HudBay to complete the Arrangement is subject to the fulfillment of each of the following conditions precedent (each of which is for the exclusive benefit of HudBay and may be waived by HudBay):

(a)	all covenants of Lundin under this Agreement to be performed on or before the Effective Time which have not been waived by HudBay shall have been duly performed by Lundin in all material respects and HudBay shall have received a certificate of Lundin addressed to HudBay and dated the Effective Time, signed on behalf of Lundin by two senior executive officers of Lundin (on Lundin’s behalf and without personal liability), confirming the same as at the Effective Date;

(b)	the representations and warranties of Lundin set forth in (i) the first sentence of Section 3.1(c), Section 3.1(d) and Section 3.1(e) shall be true and correct as of the Effective Time as if made at and as of such time (except that any such representations and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct as of such date) and (ii) Article 3, other than those to which clause (i) above applies, shall be true and correct (disregarding for purposes of this Section 6.2(b) any materiality, Material Adverse Change or Material Adverse Effect qualification contained in any such representations or warranties) in all material respects as of the Effective Time as though made on and as of the Effective Time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct as of such date), except in the case of this clause (ii) where the failure to be so true and correct, individually and in the aggregate, has not had or would not be reasonably expected to have a Material Adverse Effect on Lundin, and HudBay shall have received a certificate signed on behalf of Lundin by two executive officers of Lundin (without personal liability) to this effect;

(c)	since the date of this Agreement, there shall not have occurred any event, occurrence, development or circumstance that, individually or in the aggregate has had or would reasonably be expected to have a Material Adverse Effect on Lundin;

(d)	the relevant Portuguese Governmental Entity shall have been notified of the Arrangement and (1) 60 days shall have elapsed from the date of such notification and (2) no Portuguese Governmental Entity shall have made a final determination that the Arrangement would result in a change in control of Somincor S.A. and shall haven taken any action in respect of such determination that would materially and adversely impair Somincor S.A.’s rights under the Neves-Corvo mining concession contract between Somincor S.A., its shareholders and the Portuguese Republic dated as of November 24, 1994, and as amended as of June 18, 2004;

(e)	the “Majority Lenders” (as such term is defined in the credit agreement between Lundin and Lundin Mining AB (as borrowers) and The Bank of Nova Scotia; BNP Paribas (Suisse) SA; Westlb AG, Toronto Branch; Bank of Montreal; Bank of Montreal Ireland PLC; ING Bank N.V.; Skandinavisk Enskilda Banken AB (publ); ABN Amro Bank N.V., Stockholm Branch; Commonwealth Bank of Australia; and HSH Nordbank AG, Copenhagen Branch (as lenders) dated as of May 28, 2007, as amended (the “Credit Agreement”)) shall have consented to the Arrangement and waived any Event of Default (as such term is defined in the Credit Agreement) including, without limitation, any Event of Default caused by the completion of the Arrangement. ;

(f)	in the event that HudBay is required by any Governmental Entity, Securities Authority or the Exchange to call and hold a meeting of its shareholders to obtain their approval of the Arrangement or any aspect of the Arrangement, such shareholder approval shall have been obtained; and

(g)	holders of no more than 8% of the Lundin Shares shall have exercised Dissent Rights.

The foregoing conditions will be for the sole benefit of HudBay and may be waived by it in whole or in part at any time.

6.3 Additional Conditions Precedent to the Obligations of Lundin

The obligation of Lundin to complete the Arrangement is subject to the fulfillment of each of the following conditions precedent (each of which is for the exclusive benefit of Lundin and may be waived by Lundin):

(a)	all covenants of HudBay under this Agreement to be performed on or before the Effective Time which have not been waived by Lundin shall have been duly performed by HudBay in all material respects and Lundin shall have received a certificate of HudBay, addressed to Lundin and dated the Effective Time, signed on behalf of HudBay by two of its senior executive officers (on HudBay’s behalf and without personal liability), confirming the same as of the Effective Date;

(b)

the representations and warranties of HudBay set forth in: (i) Section 4.1(a), the first sentence of Section 4.1(b) and Section 4.1(e) shall be true and correct as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of the Agreement or another date shall be true and correct as of such date); and (ii) Article 4, other than those to which clause (i) above applies, shall be true and correct (disregarding for purposes of this Section 6.3(b) any materiality, Material Adverse Change or Material Adverse Effect qualification contained in any such representations or warranties) as of the Effective Time as though made on and as of the Effective Time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct as of such date), except in the case of this clause (ii) where the failure to be so true and correct, individually and in the aggregate, has not had or would not be reasonably expected to have a Material Adverse Effect on HudBay, and Lundin shall have received a certificate signed on behalf of HudBay by two executive officers of HudBay (without personal liability) to this effect;

(c)	since the date of this Agreement, there shall not have occurred any event, occurrence, development or circumstance that, individually or in the aggregate has had or would reasonably be expected to have a Material Adverse Effect on HudBay; and

(d)	HudBay shall have delivered evidence satisfactory to Lundin, acting reasonably, of the approval of the listing and posting for trading on the TSX of the HudBay Shares comprising the Consideration and all HudBay Shares that would be issued on the exercise of any convertible securities of Lundin outstanding at the Effective Time, subject only to satisfaction of the customary listing conditions of the TSX.

The foregoing conditions will be for the sole benefit of Lundin and may be waived by it in whole or in part at any time.

6.4 Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 shall be conclusively deemed to have been satisfied, waived or released at the Effective Time.

ARTICLE 7

ADDITIONAL AGREEMENTS

7.1 Notice and Cure Provisions

Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement pursuant to its terms and the Effective Time of any event or state of facts which occurrence or failure would, or would be likely to:

(a)	cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Time (provided that this paragraph (a) shall not apply in the case of any event or state of facts resulting from actions or omissions of Lundin which are permitted or required by this Agreement); or

(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder prior to the Effective Time.

HudBay may not exercise its right to terminate this Agreement pursuant to Sections 8.2.1(c)(ii) and 8.2.1(c)(iii) and Lundin may not exercise its right to terminate this Agreement pursuant to Sections 8.2.1(d)(ii) and 8.2.1(d)(iii), unless the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfilment of the applicable condition or termination right, as the case may be.

7.2 Non-Solicitation

7.2.1 Except as otherwise expressly provided in this Section 7.2, Lundin shall not, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent of Lundin or any of its subsidiaries (collectively, the “Representatives”): (a) solicit, initiate, knowingly encourage or facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries or proposals regarding an Acquisition Proposal; (b) engage in any discussions or negotiations with any person (other than HudBay or any of its affiliates) regarding an Acquisition Proposal, provided, however, that Lundin may advise any Person making an Acquisition Proposal that it does not constitute a Superior Proposal when the Lundin Board has so determined; (c) approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal; (d) accept or enter into or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, understanding or arrangement in respect of an Acquisition Proposal; or (e) make a Change in Recommendation.

7.2.2 Except as otherwise provided in this Section 7.2, Lundin shall, and shall cause the Lundin Subsidiaries and the Representatives to immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any persons conducted heretofore by Lundin, any subsidiary of Lundin or any Representatives with respect to any Acquisition Proposal, and, in connection therewith, Lundin will discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise) and shall as soon as possible request, to the extent that it is entitled to do so (and exercise all rights it has to require) the return or destruction of all confidential information regarding Lundin and its subsidiaries previously provided to any such person or any other person and will request (and exercise all rights it has to require) the destruction of all material including or incorporating or otherwise reflecting any material confidential information regarding Lundin and its subsidiaries. Lundin agrees that neither it nor any of its subsidiaries, shall terminate, waive, amend or modify any provision of any existing confidentiality agreement relating to an Acquisition Proposal or any standstill agreement to which it or any of its subsidiaries is a party (it being acknowledged and agreed that the automatic termination of any standstill provisions of any such agreement as the result of the entering into and announcement of this Agreement by Lundin, pursuant to the express terms of any such agreement, shall not be a violation of this Section 7.2.2) and Lundin undertakes to enforce all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants that it or any of its subsidiaries have entered into prior to the date hereof, provided that Lundin shall not be prevented from considering any Superior Proposal if the provisions of this Section 7.2 are otherwise complied with.

7.2.3 Notwithstanding Sections 7.2.1 and 7.2.2 and any other provision of this Agreement or of any other agreement between the Parties or between Lundin and any other person, including the provisions of any confidentiality or standstill agreement, if at any time following the date of this Agreement and prior to obtaining the approval of the Arrangement Resolution at the Lundin Meeting, Lundin receives a written Acquisition Proposal that the Lundin Board determines in good faith, after consultation with its financial advisors and outside counsel, constitutes or, if consummated in accordance with its terms, could reasonably be expected to result in a Superior Proposal, then Lundin may, provided it is in compliance with Section 7.2.4:

(a)	furnish information with respect to Lundin and its subsidiaries to the person making such Acquisition Proposal; and/or

(b)	enter into, participate, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the person making such Acquisition Proposal,

provided that Lundin shall not, and shall not allow its Representatives to, disclose any non-public information with respect to Lundin to such person (i) if such non public information has not been previously provided to, or is not concurrently provided to, HudBay; and (ii) without entering into an agreement with such person substantially in the form of the Confidentiality Agreement containing terms that are no more favourable to such person than those found in the Confidentiality Agreement and that are not individually or in the aggregate materially more favourable to such person than those found in the Confidentiality Agreement. In particular but without limitation such agreement may not include any provision calling for an exclusive right to negotiate with Lundin and may not restrict Lundin or the Lundin Subsidiaries from complying with this Section 7.2.

7.2.4 Lundin shall promptly notify HudBay, at first orally and then in writing within 24 hours of receipt of the Acquisition Proposal, in the event it receives an Acquisition Proposal, or a request for non-public information, including the material terms and conditions thereof, and the identity of the person or persons making the Acquisition Proposal, and shall include copies of any such proposal, inquiry, offer or request, or any amendment to any of the foregoing. Lundin shall thereafter also provide such other details of such proposal, inquiry, offer or request, or any amendment to any of the foregoing, as HudBay may reasonably request. Lundin shall keep HudBay fully informed as to the status, including any changes to the material terms, of such proposal, inquiry, offer or request, or any amendment to any of the foregoing, and shall respond promptly to all inquiries from HudBay with respect thereto.

7.2.5 Notwithstanding anything in this Agreement to the contrary, but subject to Section 7.3, if at any time following the date of this Agreement and prior to obtaining the Lundin Shareholder Approval at the Lundin Meeting, Lundin receives an Acquisition Proposal which the Lundin Board concludes in good faith constitutes a Superior Proposal, the Lundin Board may enter into a definitive agreement with respect to such Superior Proposal.

7.2.6 Subject to Section 7.3, nothing contained in this Agreement shall prohibit the Lundin Board from taking any action or making a Change in Recommendation or from making any disclosure to any securityholders of Lundin prior to the Effective Time, if, in the good faith judgment of the Lundin Board, after consultation with outside legal counsel, failure to take such action or make such disclosure would be inconsistent with the Lundin Board’s exercise of its fiduciary duties or such action or disclosure is otherwise required under applicable Law (including by responding to an Acquisition Proposal under a directors’ circular or otherwise as required under applicable Securities Laws); provided that, for greater certainty, in the event of a Change in Recommendation and a termination by HudBay of this Agreement pursuant to Section 8.2.1(c)(i) (but not including a termination by HudBay pursuant to Section 8.2.1(c)(i) in circumstances where the Change in Recommendation resulted from the occurrence of a Material Adverse Change with respect to HudBay), Lundin shall pay the Termination Fee as required by Section 7.5. In addition, subject to the provisions of this Section 7.2 and Section 7.3, nothing contained in this Agreement shall prevent Lundin or the Lundin Board from calling and holding a meeting of Lundin Shareholders, or any of them, requisitioned by Lundin Shareholders, or any of them, in accordance with the CBCA or ordered to be held by a court in accordance with applicable Laws.

7.3 Right to Match

Lundin covenants that it will not accept, approve, endorse, recommend or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal (other than a confidentiality and standstill agreement permitted by Section 7.2.3) or make a Change in Recommendation in respect of an Acquisition Proposal unless:

(a)	Lundin has complied with its obligations under Section 7.2 in all material respects and has provided HudBay with a copy of the Acquisition Proposal, pursuant to Section 7.2.4; and

(b)	a period (the “Response Period”) of five (5) business days has elapsed from the date that is the later of: (x) the date on which HudBay receives written notice from the Lundin Board that the Lundin Board has determined that the Acquisition Proposal constitutes a Superior Proposal, and to accept, approve, endorse, recommend or enter into a definitive agreement with respect to such Acquisition Proposal or to make a Change in Recommendation in respect of such Acquisition Proposal; and (y) the date HudBay receives a copy of the Acquisition Proposal.

7.3.2 During the Response Period, HudBay will have the right, but not the obligation, to offer to amend this Agreement and the Plan of Arrangement, including an increase in, or modification of, the aggregate Consideration. The Lundin Board shall review any such offer by HudBay to amend this Agreement and the Plan of Arrangement to determine whether the Acquisition Proposal to which HudBay is responding would continue to be a Superior Proposal when assessed against the Arrangement as it is proposed in writing by HudBay to be amended. If the Lundin Board determines that the Acquisition Proposal no longer constitutes a Superior Proposal, the Lundin Board will cause Lundin to enter into an amendment to this Agreement with HudBay incorporating the amendments to the Agreement and Plan of Arrangement as set out in the written offer to amend, and will promptly reaffirm its recommendation of the Arrangement and the prompt issuance of a press release to that effect. If the Lundin Board determines that the Acquisition Proposal continues to be a Superior Proposal, Lundin may approve and recommend that Lundin Shareholders accept such Superior Proposal and may make a Change in Recommendation in respect of the Superior Proposal or, subject to Section 7.3.4, terminate this Agreement pursuant to Section 8.2.1(d)(i) in order to accept or enter into an agreement, understanding or arrangement to proceed with the Superior Proposal.

7.3.3 Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the Consideration (or value of such Consideration) to be received by the holders of the Lundin Shares shall constitute a new Acquisition Proposal for the purposes of this Section 7.3 and HudBay shall be afforded a new Response Period and the rights afforded in paragraph 7.3.2 in respect of each such Acquisition Proposal.

7.3.4 If prior to the expiry of the Response Period and during the Response Period, HudBay requests in writing that the Lundin Meeting proceed in compliance with Section 2.3 hereof, Lundin shall not be permitted to terminate the Agreement pursuant to Section 8.2.1(d)(i). Notwithstanding the foregoing, Lundin shall be permitted to accept or enter into an agreement, understanding or arrangement to proceed with a Superior Proposal provided that any such agreement, understanding or arrangement shall terminate if the Arrangement is approved at the Lundin Meeting and does not prevent the Lundin Meeting from proceeding in compliance with Section 2.3 hereof or impose any termination, expense reimbursement or other fees on Lundin or any of its Subsidiaries or result in the grant of any options or rights to acquire assets or securities of Lundin or any of its Subsidiaries, in each case that would be effective prior to the termination of this Agreement or survive the Effective Date.

7.3.5 Either Lundin or HudBay shall be entitled to adjourn or postpone the Lundin Meeting for a period of up to seven (7) business days from the date that Lundin has provided HudBay with a notice of an Acquisition Proposal under Section 7.3.1 if the Acquisition Proposal is received by Lundin less than seven (7) business days prior to the date of the Lundin Meeting provided, however, that the Lundin Meeting shall not be adjourned or postponed to a date later than the seventh (7) business day prior to the Outside Date.

7.4 HudBay Non-Solicitation

7.4.1 Except as otherwise expressly provided in this Section 7.4.1, HudBay shall not, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent of HudBay or any of its subsidiaries (collectively, the “HudBay Representatives”): (a) solicit, initiate, knowingly encourage or facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries or proposals regarding an Acquisition Proposal; (b) engage in any discussions or negotiations with any person regarding an Acquisition Proposal; (c) approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal; or (d) accept or enter into or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, understanding or arrangement in respect of an Acquisition Proposal.

7.4.2 Except as otherwise provided in this Section 7.4, HudBay shall, and shall cause its subsidiaries and the HudBay Representatives to immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any persons conducted heretofore by HudBay, any subsidiary of HudBay or any HudBay Representatives with respect to any Acquisition Proposal, and, in connection therewith, HudBay will discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise) and shall as soon as possible request, to the extent that it is entitled to do so (and exercise all rights it has to require) the return or destruction of all confidential information regarding HudBay and its subsidiaries previously provided to any such person or any other person and will request (and exercise all rights it has to require) the destruction of all material including or incorporating or otherwise reflecting any material confidential information regarding HudBay and its subsidiaries. HudBay agrees that neither it nor any of its subsidiaries, shall terminate, waive, amend or modify any provision of any existing confidentiality agreement relating to an Acquisition Proposal or any standstill agreement to which it or any of its subsidiaries is a party (it being acknowledged and agreed that the automatic termination of any standstill provisions of any such agreement as the result of the entering into and announcement of this Agreement by HudBay, pursuant to the express terms of any such agreement, shall not be a violation of this Section 7.4.2) and HudBay undertakes to enforce all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants that it or any of its subsidiaries have entered into prior to the date hereof.

7.4.3 Notwithstanding Sections 7.4.1 and 7.4.2 and any other provision of this Agreement or of any other agreement between the Parties or between HudBay and any other person, including the provisions of any confidentiality or standstill agreement, if at any time following the date of this Agreement and prior to the Effective Time, HudBay receives a Change of Control Proposal, then HudBay may, provided it is in compliance with Section 7.4.4:

(a)	furnish information with respect to HudBay and its subsidiaries to the person making such Change of Control Proposal; and/or

(b)	enter into, participate, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the person making such Change of Control Proposal,

provided that HudBay shall not, and shall not allow the HudBay Representatives to, disclose any non-public information with respect to HudBay to such person (i) if such non-public information has not been previously provided to, or is not concurrently provided to, Lundin; and (ii) if such person is not already party to a Confidentiality Agreement with HudBay, without entering into an agreement with such person substantially in the form of the Confidentiality Agreement containing terms that are no more favourable to such person than those found in the Confidentiality Agreement and that are not individually or in the aggregate materially more favourable to such person than those found in the Confidentiality Agreement. In particular but without limitation such agreement may not include any provision calling for an exclusive right to negotiate with HudBay and may not restrict HudBay or its subsidiaries from complying with this Section 7.4.3.

7.4.4 HudBay shall promptly notify Lundin, at first orally and then in writing within 24 hours of receipt of the Acquisition Proposal, in the event it receives an Acquisition Proposal, or a request for non-public information, including the material terms and conditions thereof, and the identity of the person or persons making the Acquisition Proposal, and shall include copies of any such proposal, inquiry, offer or request, or any amendment to any of the foregoing. HudBay shall thereafter also provide such other details of such proposal, inquiry, offer or request, or any amendment to any of the foregoing, as Lundin may reasonably request. HudBay shall keep Lundin fully informed as to the status, including any changes to the material terms, of such proposal, inquiry, offer or request, or any amendment to any of the foregoing, and shall respond promptly to all inquiries from Lundin with respect thereto.

7.4.5 Notwithstanding anything in this Agreement to the contrary, at any time following the date of this Agreement and prior to the Effective Time, the board of directors of HudBay may publicly accept or recommend that its shareholders accept and/or enter into a definitive agreement with respect to such Change of Control Proposal provided that:

(a)	if the Change of Control Proposal is structured as a take-over bid, the date upon which any securities may be taken up by the offeror shall be after the Effective Date, and

(b)	if the Change of Control Proposal requires approval by the HudBay Shareholders, the record date for any meeting of HudBay Shareholders that is required to be held to consider the Change of Control Proposal shall be after the Effective Date.

7.5 Expenses and Termination Fees

7.5.1 Except as otherwise provided herein, all fees, costs and expenses incurred in connection with this Agreement and the Plan of Arrangement shall be paid by the Party incurring such fees, costs or expenses.

7.5.2 If a Termination Fee Event occurs, Lundin shall pay HudBay (by wire transfer of immediately available funds) the Termination Fee in accordance with Section 7.5.5.

7.5.3 For the purposes of this Agreement, “Termination Fee” means $24,250,000.

7.5.4 For the purposes of this Agreement, “Termination Fee Event” means the termination of this Agreement:

(a)	by HudBay pursuant to Section 8.2.1(c)(i) (but not including a termination by HudBay pursuant to Section 8.2.1(c)(i) in circumstances where the Change in Recommendation resulted from the occurrence of a Material Adverse Change with respect to HudBay) or Section 8.2.1(c)(v), in either case prior to the Lundin Meeting;

(b)	by HudBay pursuant to Section 8.2.1(c)(iv);

(c)	by Lundin pursuant to Section 8.2.1(d)(i); or

(d)

by HudBay pursuant to Section 8.2.1(b)(i) or by either Party pursuant to 8.2.1(b)(iii), but only if, in the case of this paragraph (d), prior to the earlier of the termination of this Agreement or the holding of the Lundin Meeting, a bona fide Acquisition Proposal, or the intention to make an Acquisition Proposal, with respect to Lundin shall have been made to Lundin or publicly announced by any person (other than HudBay or any of its affiliates) and, within twelve months following the date of such termination: (i) an Acquisition Proposal is consummated; or (ii) Lundin or one or more of its Subsidiaries enters into a definitive agreement in respect of an Acquisition Proposal or the Lundin Board approves or recommends such Acquisition Proposal which is subsequently consummated at any time thereafter, provided that for the purposes of this Section 7.5.4(d), all references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”.

7.5.5 If a Termination Fee Event occurs due to a termination of this Agreement by Lundin pursuant to Section 8.2.1(d)(i), or by HudBay pursuant to Section 8.2.1(c)(i) or Section 8.2.1(c)(v), the Termination Fee shall be payable simultaneously with the occurrence of such Termination Fee Event. If a Termination Fee Event occurs due to a termination of this Agreement by HudBay pursuant to Section 8.2.1(c)(iv), the Termination Fee shall be payable within two (2) business days following such Termination Fee Event. If a Termination Fee Event occurs in the circumstances set out in Section 7.5.4(d), the Termination Fee shall be payable within two (2) business days following the closing of the applicable transaction referred to therein.

7.5.6 If Lundin terminates this Agreement pursuant to Section 8.2.1(d)(iv), HudBay shall pay Lundin (by wire transfer of immediately available funds) the Termination Fee within two (2) business days following such termination.

7.5.7 If Lundin terminates this Agreement pursuant to Section 8.2.1(d)(iii), HudBay shall pay Lundin $2,500,000 within two (2) business days following such termination.

7.5.8 If HudBay terminates this Agreement pursuant to Section 8.2.1(c)(iii), Lundin shall pay HudBay $2,500,000 within two (2) business days following such termination.

7.5.9 Each of the Parties acknowledges that the agreements contained in this Section 7.4 are an integral part of the transactions contemplated in this Agreement and that, without those agreements, the Parties would not enter into this Agreement. Each Party acknowledges that all of the payment amounts set out in this Section 7.4 are payments of liquidated damages which are a genuine pre-estimate of the damages, which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. Each of Lundin and HudBay irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, each Party agrees that, upon any termination of this Agreement under circumstances where Lundin or HudBay is entitled to the Termination Fee and such Termination Fee is paid in full, Lundin or HudBay, as the case may be, shall be precluded from any other remedy against the other Party at law or in equity or otherwise (including, without limitation, an order for specific performance), and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the other Party or any of its subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates in connection with this Agreement or the transactions contemplated hereby.

7.5.10 For the avoidance of doubt, in no event shall Lundin or HudBay be obligated to pay to the other Party an amount in respect of the termination of this Agreement that is, in aggregate, in excess of the Termination Fee.

7.5.11 Nothing in this Section 7.4 shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any such covenants or agreements, without the necessity of posting bond or security in connection therewith.

7.6 Access to Information; Confidentiality

From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to compliance with applicable Law and the terms of any existing Contracts, Lundin shall, and shall cause its subsidiaries and their respective officers, directors, employees, independent auditors, accounting advisers and agents to, afford to HudBay and to the officers, employees, agents and representatives of HudBay such access as HudBay may reasonably require at all reasonable times, including for the purpose of facilitating integration business planning, to their officers, employees, agents, properties, books, records and Contracts, and shall furnish HudBay with all data and information as HudBay may reasonably request. HudBay and Lundin acknowledge and agree that information furnished pursuant to this Section 7.6 shall be subject to the terms and conditions of the Confidentiality Agreement.

7.7 Insurance and Indemnification

7.7.1 HudBay will, or will cause Lundin and its subsidiaries to, maintain in effect without any reduction in scope or coverage for six (6) years from the Effective Date customary policies of directors’ and officers’ liability insurance providing protection no less favourable to the protection provided by the policies maintained by Lundin and its subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date; provided, however, that HudBay acknowledges and agrees that prior to the Effective Date, Lundin may, in the alternative, purchase run off directors’ and officers’ liability insurance for a period of up to six (6) years from the Effective Date.

7.7.2 HudBay agrees that it shall directly honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of Lundin and its subsidiaries to the extent that they are disclosed in Schedule 7.7.2 of the Lundin Disclosure Letter, and acknowledges that such rights, to the extent that they are disclosed in Schedule 7.7.2 of the Lundin Disclosure Letter, shall survive the completion of the Plan of Arrangement and shall continue in full force and effect for a period of not less than six (6) years from the Effective Date.

7.7.3 The provisions of this Section 7.7 are intended for the benefit of, and shall be enforceable by, each insured or indemnified person, his or her heirs and his or her legal representatives and, for such purpose, Lundin hereby confirms that it is acting as agent and trustee on their behalf. Furthermore, this Section 7.7 shall survive the termination of this Agreement as a result of the occurrence of the Effective Date for a period of six (6) years.

ARTICLE 8

TERM, TERMINATION, AMENDMENT AND WAIVER

8.1 Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

8.2 Termination

8.2.1 This Agreement may be terminated at any time prior to the Effective Time (notwithstanding any approval of this Agreement or the Arrangement Resolution by the Lundin Shareholders by the Court):

(a)	by mutual written agreement of Lundin and HudBay; or

(b)	by either Lundin or HudBay, if:

(i)	the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this 8.2.1(b)(i) shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by such Outside Date; or

(ii)	after the date hereof, there shall be enacted or made any applicable Law that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins Lundin or HudBay from consummating the Arrangement and such applicable Law (if applicable) or enjoinment shall have become final and non-appealable; or

(iii)	the Arrangement Resolution shall have failed to obtain the Lundin Shareholder Approval at the Lundin Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order; or

(c)	by HudBay, if:

(i)	prior to obtaining the Lundin Shareholder Approval, the Lundin Board fails to recommend or withdraws, amends, modifies or qualifies, in a manner adverse to HudBay or fails to reaffirm its recommendation of the Arrangement within five business days (and in any case prior to the Lundin Meeting) after having been requested in writing by HudBay to do so, in a manner adverse to HudBay, (it being understood that the taking of a neutral position or no position with respect to an Acquisition Proposal beyond a period of five business days (or beyond the date which is one day prior to the Lundin Meeting, if sooner) shall be considered an adverse modification) (a “Change in Recommendation”); or

(ii)	any of the conditions set forth in Section 6.1 or Section 6.2 is not satisfied, and such condition is incapable of being satisfied by the Outside Date; or

(iii)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Lundin set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.2(a) or 6.2(b) not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date, as reasonably determined by HudBay; provided that HudBay is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied; or

(iv)	Lundin shall have wilfully and materially breached any of its obligations or covenants set forth in Section 7.2; or

(v)	Lundin shall have entered into a binding written agreement relating to a Superior Proposal in accordance with Section 7.3.4;

(d)	by Lundin, if

(i)	Lundin, subject to complying with the terms of this Agreement, shall have entered into a legally binding agreement with respect to a Superior Proposal in accordance with Section 7.3; provided that concurrently with such termination, Lundin pays the Termination Fee payable pursuant to Section 7.4; or

(ii)	any of the conditions set forth in Section 6.1 or Section 6.3 is not satisfied, and such condition is incapable of being satisfied by the Outside Date; or

(iii)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of HudBay set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.3(a) or 6.3(b) not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that Lundin is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied; or

(iv)	HudBay shall have wilfully and materially breached any of its obligations or covenants set forth in Section 7.4.

8.2.2 The Party desiring to terminate this Agreement pursuant to this Section 8.2 (other than pursuant to Section 8.2.1(a)) shall give notice of such termination to the other Parties.

8.2.3 If this Agreement is terminated pursuant to this Section 8.2, this Agreement shall become void and be of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto, except as otherwise expressly contemplated hereby, and provided that the provisions of this Section 8.2.3 and Sections 7.5, 9.3, 9.6 and 9.7 and all related definitions set forth in Section 1.1, the reimbursement obligations in Section 5.5 and the provisions of the Confidentiality Agreement (other than any standstill provisions contained therein) shall survive any termination hereof pursuant to Section 8.2.1; provided, further, that neither the termination of this Agreement nor anything contained in this Section 8.2 shall relieve a Party from any liability arising prior to such termination.

8.3 Amendment

Subject to the provision of the Interim Order, the Plan of Arrangement and applicable Laws, this Agreement may, at any time and from time to time before or after the holding of the Lundin Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Lundin Shareholders, and any such amendment may without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and

(d)	waive compliance with or modify any mutual conditions precedent herein contained.

8.4 Waiver

Any Party may (a) extend the time for the performance of any of the obligations or acts of the other Party, (b) waive compliance, except as provided herein, with any of the other Party’s agreements or the fulfillment of any conditions to its own obligations contained herein, or (c) waive inaccuracies in any of the other Party’s representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived; and provided further that, for the purposes of this Section 8.4, HudBay shall be deemed to constitute one and the same Party.

ARTICLE 9

GENERAL PROVISIONS

9.1 Privacy

Each Party shall comply with applicable privacy Laws in the course of collecting, using and disclosing personal information about an identifiable individual (the “Transaction Personal Information”). HudBay shall not disclose Transaction Personal Information to any person other than to its advisors who are evaluating and advising on the transactions contemplated by this Agreement. If HudBay completes the transactions contemplated by this Agreement, HudBay shall not, following the Effective Date, without the consent of the individuals to whom such Transaction Personal Information relates or as permitted or required by applicable Law, use or disclose Transaction Personal Information:

(a)	for purposes other than those for which such Transaction Personal Information was collected by Lundin prior to the Effective Date; and

(b)	which does not relate directly to the carrying on of Lundin's business or to the carrying out of the purposes for which the transactions contemplated by this Agreement were implemented.

HudBay shall protect and safeguard the Transaction Personal Information against unauthorized collection, use or disclosure. HudBay shall cause its advisors to observe the terms of this Section 9.1 and to protect and safeguard Transaction Personal Information in their possession. If this Agreement shall be terminated, HudBay shall promptly deliver to Lundin all Transaction Personal Information in its possession or in the possession of any of its advisors, including all copies, reproductions, summaries or extracts thereof, except, unless prohibited by applicable Law, for electronic backup copies made automatically in accordance with the usual backup procedures of HudBay.

9.2 Notices

All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed to have been duly given and received on the day it is delivered, provided that it is delivered on a business day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if notice is delivered after 5:00 p.m. local time or if such day is not a business day then the notice shall be deemed to have been given and received on the next business day. Notice shall be sufficiently given if delivered (either in person, by courier service or other personal method of delivery), or if transmitted by facsimile or email to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):

(a)	if to HudBay:

HudBay Minerals Inc.

Dundee Place

1 Adelaide Street East, #2501

Toronto, Ontario M5C 2V9

Attention:	Allen J. Palmiere
Facsimile:	(416) 362-9688
Email:	allen.palmiere@HudBayminerals.com

with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP

2100 – 40 King Street West Toronto,

Ontario M5H 3C2

Attention:	Paul M. Stein
Facsimile:	(416) 350-6949
Email:	pstein@casselsbrock.com

(b)	if to Lundin:

Lundin Mining Corporation

1500-150 King Street West

Toronto, Ontario M5H 1J9

Attention:	Philip J. Wright
Facsimile:	(416) 348-0303
Email:	phil.wright@lundinmining.ca

with a copy (which shall not constitute notice) to:

Osler, Hoskin & Harcourt LLP

Box 50, 1 First Canadian Place

Toronto, Ontario M5X 1B8

Attention:	Clay Horner and Jeremy Fraiberg
Facsimile:	(416) 862-6666
Email:	chorner@osler.com/jfraiberg@osler.com

9.3 Governing Law; Waiver of Jury Trial

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Ontario and the laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the Courts of the Province of Ontario in respect of all matters arising under and in relation to this Agreement and the Arrangement and waives any defences to the maintenance of an action in the Courts of the Province of Ontario. EACH PARTY TO THIS AGREEMENT HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

9.4 Injunctive Relief

Subject to Section 7.5, the Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions and other equitable relief to prevent breaches of this Agreement, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived.

9.5 Time of Essence

Time shall be of the essence in this Agreement.

9.6 Entire Agreement, Binding Effect and Assignment

This Agreement (including the exhibits and schedules hereto and the Lundin Disclosure Letter and the HudBay Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof and, except as expressly provided herein, this Agreement is not intended to and shall not confer upon any person other than the Parties any rights or remedies hereunder. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by either of the Parties without the prior written consent of the other Parties.

9.7 Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

9.8 Counterparts, Execution

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF HudBay and Lundin have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

HUDBAY MINERALS INC.

By:	/s/ Allen J. Palmiere
Name:	Allen J. Palmiere
Title:	Chief Executive Officer

By:	/s/ H. Maura Lendon
Name:	H. Maura Lendon
Title:	Vice President and General Counsel

LUNDIN MINING CORPORATION

By:	/s/ Philip J. Wright
Name:	Philip J. Wright
Title:	President and Chief Executive Officer

By:	/s/ William A. Rand
Name:	William A. Rand
Title:	Director

SCHEDULE A

TO THE ARRANGEMENT AGREEMENT

PLAN OF ARRANGEMENT

UNDER SECTION 192 OF THE

CANADA BUSINESS CORPORATIONS ACT

ARTICLE ONE

DEFINITIONS AND INTERPRETATION

Section 1.01 Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

(b)	“Arrangement” means the arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.3 of the Arrangement Agreement or this Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of Lundin and HudBay, each acting reasonably;

(c)	“Arrangement Agreement” means the arrangement agreement dated as of November 21, 2008 between HudBay and Lundin, as amended, amended and restated or supplemented prior to the Effective Date;

(d)	“Arrangement Resolution” means the Special Resolution of the Lundin Shareholders approving the Arrangement and certain other matters;

(e)	“Articles of Arrangement” means the articles of Lundin in respect of the Arrangement, to be filed with the Director in compliance with the CBCA after the Final Order is made, which shall be in form and content satisfactory to Lundin and HudBay, each acting reasonably;

(f)	“business day” means any day other than a Saturday, a Sunday or a statutory or civic holiday in Toronto, Ontario;

(g)	“CBCA” means the Canada Business Corporations Act and the regulations made thereunder, as promulgated or amended from time to time;

(h)	“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to Section 192(7) of the CBCA in respect of the Articles of Arrangement;

(i)	“Consideration” shall have the meaning ascribed thereto in Section 3.01(b);

(j)	“Converted HudBay Option” shall have the meaning ascribed thereto in Section 3.01(d);

(k)	“Converted HudBay Option In-The-Money Amount” in respect of a Lundin Option means the amount, if any, by which the total fair market value (determined immediately after the Effective Time) of the HudBay Shares that a holder is entitled to acquire on exercise of the Converted HudBay Option at and from the Effective Time exceeds the amount payable thereunder to acquire such shares;

(l)	“Court” means the Ontario Superior Court of Justice (Commercial List);

(m)	“Depositary” means any trust company, bank or financial institution agreed to in writing between HudBay and Lundin for the purpose of, among other things, exchanging certificates representing Lundin Shares for certificates representing HudBay Shares in connection with the Arrangement;

(n)	“Director” means the Director appointed pursuant to Section 260 of the CBCA;

(o)	“Dissent Right” shall have the meaning ascribed thereto in Section 4.01;

(p)	“Dissenting Shareholder” means a registered holder of Lundin Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Rights and who is ultimately entitled to be paid fair value for their Lundin Shares;

(q)	“Dissenting Shares” means Lundin Shares held by a Dissenting Shareholder who has demanded and perfected Dissent Rights in respect of the Lundin Shares in accordance with the Interim Order and who, as of the Effective Time has not effectively withdrawn or lost such Dissent Rights;

(r)	“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

(s)	“Effective Time” means 12:01 a.m. on the Effective Date;

(t)	“Final Order” means the final order of the Court pursuant to Section 192 of the CBCA, in a form acceptable to Lundin and HudBay, each acting reasonably, approving the Arrangement as such order may be amended by the Court (with the consent of both Lundin and HudBay, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Lundin and HudBay, each acting reasonably) on appeal;

(u)	“final proscription date” shall have the meaning ascribed thereto in Section 5.05;

(v)	“Former Lundin Shareholders” means, at and following the Effective Time, the holders of Lundin Shares immediately prior to the Effective Time;

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(w)	“HudBay” means HudBay Minerals Inc., a corporation continued under the CBCA;

(x)	“HudBay Shares” means the common shares in the authorized share capital of HudBay;

(y)	“Interim Order” means the interim order of the Court made pursuant to Section 192(3) of the CBCA, in a form acceptable to Lundin and HudBay, each acting reasonably, providing for, among other things, the calling and holding of the Lundin Meeting, as the same may be amended by the Court with the consent of Lundin and HudBay, each acting reasonably;

(z)	“Lundin” means Lundin Mining Corporation, a corporation incorporated under the CBCA;

(aa)	“Lundin Meeting” means the special meeting of Lundin Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

(bb)	“Lundin Options” means the outstanding options to purchase Lundin Shares granted under the Lundin Stock Option Plan;

(cc)	“Lundin Shareholders” means the holders of Lundin Shares, including the holders of SDRs;

(dd)	“Lundin Share Exchange Ratio” means 0.3919;

(ee)	“Lundin Shares” means the common shares in the authorized share capital of Lundin, including the Lundin Shares represented by the SDRs;

(ff)	“Lundin Stock Option Plan” means the stock option plan of Lundin approved by the Lundin Shareholders on May 15, 2003, as amended; and

(gg)	“Lundin Stock Option In-The-Money Amount” in respect of a Lundin Option means the amount, if any, by which the total fair market value (determined immediately before the Effective Time) of the Lundin Shares that a holder is entitled to acquire on exercise of the Lundin Option immediately before the Effective Time exceeds the amount payable thereunder to acquire such shares;

(hh)	“Parties” means Lundin and HudBay, and “Party” means any of them;

(ii)	“Plan of Arrangement” means this plan of arrangement and any amendments or variations hereto made in accordance with this plan of arrangement or upon the direction of the Court in the Final Order with the consent of Lundin and HudBay, each acting reasonably;

(jj)	“SDRs” means the Swedish Depositary Receipts of Lundin listed on the OMX; and

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(kk)	“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time.

In addition, words and phrases used herein and defined in the CBCA and not otherwise defined herein or in the Arrangement Agreement shall have the same meaning herein as in the CBCA unless the context otherwise requires.

Section 1.02 Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

Section 1.03 Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

Section 1.04 Date for any Action

If the date on which any action is required to be taken hereunder is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

Section 1.05 Statutory References

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

Section 1.06 Currency

Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of Canada.

Section 1.07 Governing Law

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Ontario and the laws of Canada applicable therein.

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ARTICLE TWO

ARRANGEMENT AGREEMENT

Section 2.01 Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

Section 2.02 Binding Effect

At the Effective Time, this Arrangement shall be binding on:

(a) HudBay;

(b) Lundin;

(c) all registered and beneficial holders of Lundin Shares, including holders of SDRs; and

(d) all registered and beneficial holders of Lundin Options.

ARTICLE THREE

ARRANGEMENT

Section 3.01 Arrangement

At the Effective Time, except as otherwise noted herein, the following shall occur and shall be deemed to occur sequentially, in the following order, without any further act or formality, in each case, effective at the Effective Time:

(a)	each Lundin Share outstanding immediately prior to the Effective Time held by a Former Lundin Shareholder (other than a Dissenting Shareholder or HudBay or any subsidiary of HudBay) shall be transferred by the holder thereof to HudBay and, in consideration therefor, HudBay shall issue HudBay Shares on the basis of 0.3919 of a fully paid and non-assessable HudBay Share for each Lundin Common Share (the “Consideration”), subject to Sections 3.03, 3.04 and Article 5 hereof; and

(b)

contemporaneous with the transaction in paragraph (b) above, each Lundin Option outstanding immediately prior to the Effective Time, whether or not vested, shall be exchanged for an option (a “Converted HudBay Option”) to acquire (on the same terms and conditions as were applicable to such Lundin Option immediately before the Effective Time under the Lundin Stock Option Plan and the agreement evidencing the grant except to the extent that such Converted HudBay Option will expire on the expiry date for such option), the number (rounded down to the nearest whole number) of HudBay Shares equal to the product of: (A) the number of Lundin Shares subject to such Lundin Option

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immediately prior to the Effective Time and (B) the Lundin Share Exchange Ratio. The exercise price per HudBay Share subject to any such converted HudBay Option shall be the amount (rounded up to the nearest one-hundredth of a cent) equal to the quotient of (A) the exercise price per Lundin Share subject to such Lundin Option immediately before the Effective Time divided by (B) the Lundin Share Exchange Ratio, provided that the exercise price otherwise determined shall be adjusted to the extent, if any, required to ensure that the Converted HudBay Option In-the-Money Amount immediately after the exchange is equal to (but in no event greater than) the Lundin Stock Option In-the-Money Amount of the exchanged Lundin Option immediately before the Effective Time.

Section 3.02 Post-Effective Time Procedures

(a)	Following the receipt of the Final Order and prior to the Effective Date, HudBay shall deliver or arrange to be delivered to the Depositary certificates representing the HudBay Shares required to be issued to Former Lundin Shareholders in accordance with the provisions of Section 3.01 hereof, which certificates and cash shall be held by the Depositary as agent and nominee for such Former Lundin Shareholders for distribution to such Former Lundin Shareholders in accordance with the provisions of Article 5 hereof.

(b)	Subject to the provisions of Article 5 hereof, and upon return of a properly completed letter of transmittal by a registered Former Lundin Shareholder together with certificates representing Lundin Shares and such other documents as the Depositary may require, Former Lundin Shareholders shall be entitled to receive delivery of the certificates representing the HudBay Shares and a cheque for the cash consideration to which they are entitled pursuant to Section 3.01(b) hereof.

Section 3.03 No Fractional HudBay Shares

No fractional HudBay Shares shall be issued to Former Lundin Shareholders. The number of HudBay Shares to be issued to Former Lundin Shareholders shall be rounded up to the nearest whole HudBay Share in the event that a Former Lundin Shareholder is entitled to a fractional share representing 0.5 or more of a HudBay Share and shall be rounded down to the nearest whole HudBay Share in the event that a Former Lundin Shareholder is entitled to a fractional share representing less than 0.5 of a HudBay Share.

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ARTICLE FOUR

DISSENT RIGHTS

Section 4.01 Rights of Dissent

Pursuant to the Interim Order, registered holders of Lundin Shares may exercise rights of dissent (“Dissent Rights”) under Section 190 of the CBCA, as modified by this Article 4, the Interim Order and the Final Order, with respect to Lundin Shares in connection with the Arrangement, provided that the written notice setting forth the objection of such registered Lundin Shareholders to the Arrangement and exercise of Dissent Rights must be received by Lundin not later than 5:00 p.m. on the business day that is two (2) business days before the Lundin Meeting or any date to which the Lundin Meeting may be postponed or adjourned and provided further that holders who exercise such rights of dissent and who:

(a)	are ultimately entitled to be paid fair value for their Lundin Shares, which fair value, notwithstanding anything to the contrary contained in Part XV of the CBCA, shall be determined as of the close of business on the day before the Effective Date, shall be deemed to have transferred their Lundin Shares to Lundin for cancellation immediately prior to the Effective Time, and Lundin shall fund such payment using its own assets; and

(b)	are ultimately not entitled, for any reason, to be paid fair value for their Lundin Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Lundin Shares and shall be entitled to receive only the consideration contemplated in Section 3.01(a) hereof that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights.

ARTICLE FIVE

DELIVERY OF HUDBAY SHARES

Section 5.01 Delivery of HudBay Shares

(a)	Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding Lundin Shares that were exchanged for HudBay Shares in accordance with Section 3.01 hereof, together with such other documents and instruments as would have been required to effect the transfer of the Lundin Shares formerly represented by such certificate under the CBCA and the articles of Lundin and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the HudBay Shares that such holder is entitled to receive in accordance with Section 3.01 hereof.

(b)	After the Effective Time and until surrendered for cancellation as contemplated by Section 5.01(a) hereof, each certificate that immediately prior to the Effective

7

Time represented one or more Lundin Shares shall be deemed at all times to represent only the right to receive in exchange therefor a certificate representing HudBay Shares that the holder of such certificate is entitled to receive in accordance with Section 3.01 hereof.

Section 5.02 Lost Certificates

If any certificate, that immediately prior to the Effective Time represented one or more outstanding Lundin Shares that were exchanged for HudBay Shares in accordance with Section 3.01 hereof, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing HudBay Shares that such holder is entitled to receive in accordance with Section 3.01 hereof. When authorizing such delivery of a certificate representing HudBay Shares that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom a certificate representing such HudBay Shares is to be delivered shall, as a condition precedent to the delivery of such HudBay Shares, give a bond satisfactory to HudBay and the Depositary in such amount as HudBay and the Depositary may direct, or otherwise indemnify HudBay and the Depositary in a manner satisfactory to HudBay and the Depositary, against any claim that may be made against HudBay or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles of Lundin.

Section 5.03 Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to HudBay Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Lundin Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.01 or Section 5.02 hereof. Subject to applicable Law and to Section 5.04 hereof, at the time of such compliance, there shall, in addition to the delivery of a certificate representing HudBay Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such HudBay Shares.

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Section 5.04 Withholding Rights

HudBay and the Depositary shall be entitled to deduct and withhold from all dividends or other distributions otherwise payable to any Former Lundin Shareholder such amounts as HudBay or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any applicable federal, provincial, state, local or foreign tax Law or treaty, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Former Lundin Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

Section 5.05 Limitation and Proscription

To the extent that a Former Lundin Shareholder shall not have complied with the provisions of Section 5.01 or Section 5.02 hereof on or before the date that is six (6) years after the Effective Date (the “final proscription date”), then the HudBay Shares that such Former Lundin Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such HudBay Shares to which such Former Lundin Shareholder was entitled, shall be delivered to HudBay by the Depositary and the certificates shall be cancelled by HudBay, and the interest of the Former Lundin Shareholder in such HudBay Shares to which it was entitled shall be terminated as of such final proscription date.

ARTICLE SIX

AMENDMENTS

Section 6.01 Amendments to Plan of Arrangement

(a)	HudBay and Lundin reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be: (i) set out in writing; (ii) agreed to in writing by HudBay and Lundin; (iii) filed with the Court and, if made following the Lundin Meeting, approved by the Court; and (iv) communicated to holders or former holders of Lundin Shares if and as required by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Lundin at any time prior to the Lundin Meeting provided that HudBay shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Lundin Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Lundin Meeting shall be effective only if: (i) it is consented to in writing by each of HudBay and Lundin; and (ii) if required by the Court, it is consented to by holders of the Lundin Shares voting in the manner directed by the Court.

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(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time unilaterally by HudBay, provided that it concerns a matter that, in the reasonable opinion of HudBay, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any Former Lundin Shareholder.

(e)	This Plan of Arrangement may be withdrawn prior to the occurrence of any of the events in Section 3.01 in accordance with the terms of the Arrangement Agreement.

ARTICLE 7

FURTHER ASSURANCES

Section 7.01 Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out therein.

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SCHEDULE B

TO THE ARRANGEMENT AGREEMENT

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1. The arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) involving Lundin Mining Corporation, a corporation existing under the laws of Canada (“Lundin”), all as more particularly described and set forth in the Management Proxy Circular (the “Circular”) of Lundin dated —, 2008, accompanying the notice of this meeting (as the Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted.

2. The plan of arrangement (the “Plan of Arrangement”), involving Lundin and implementing the Arrangement, the full text of which is set out in Appendix C to the Circular (as the Plan of Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted.

3. The arrangement agreement (the “Arrangement Agreement”) between Lundin and HudBay, dated November 21, 2008, and all the transactions contemplated therein, the actions of the directors of Lundin in approving the Arrangement and the actions of the directors and officers of Lundin in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved.

4. Notwithstanding that this resolution has been passed (and the Arrangement approved) by the shareholders of Lundin or that the Arrangement has been approved by the Ontario Superior Court of Justice, the directors of Lundin are hereby authorized and empowered, without further notice to, or approval of, the securityholders of Lundin:

(a)	to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

(b)	subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

5. Any director or officer of Lundin is hereby authorized and directed for and on behalf of Lundin to execute, whether under corporate seal of Lundin or otherwise, and to deliver articles of arrangement and such other documents as are necessary or desirable to the Director under the CBCA in accordance with the Arrangement Agreement for filing.

6. Any one or more directors or officers of Lundin is hereby authorized, for and on behalf and in the name of Lundin, to execute and deliver, whether under corporate seal of Lundin or otherwise, all such agreements, forms waivers, notices, certificate, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

(a)	all actions required to be taken by or on behalf of Lundin, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(b)	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Lundin;

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

2

SCHEDULE C

TO THE ARRANGEMENT AGREEMENT

KEY REGULATORY APPROVALS

1. “Competition Act Approval” means, if required, the Commissioner of Competition (the “Commissioner”) appointed under the Competition Act shall have: (a) issued an advance ruling certificate under Section 102 of the Competition Act; or (b) advised HudBay and Lundin in writing that the Commissioner has determined not to file an application for an order under Part VIII of the Competition Act and any terms and conditions attached to such advice shall be acceptable to HudBay and Lundin, each acting reasonably;

SCHEDULE D

TO THE ARRANGEMENT AGREEMENT

KEY THIRD PARTY CONSENTS

1.	Credit agreement between Lundin Mining Corporation and Lundin Mining AB (as borrowers) and The Bank of Nova Scotia; BNP Paribas (Suisse) SA; Westlb AG, Toronto Branch; Bank of Montreal; Bank of Montreal Ireland PLC; ING Bank N.V.; Skandinavisk Enskilda Banken AB (publ); ABN Amro Bank N.V., Stockholm Branch; Commonwealth Bank of Australia; and HSH Nordbank AG, Copenhagen Branch (as lenders) dated as of May 28, 2007.

2.	First amending agreement between Lundin Mining Corporation and Lundin Mining AB (as borrowers) and The Bank of Nova Scotia; BNP Paribas (Suisse) SA; Westlb AG, Toronto Branch; Bank of Montreal; Bank of Montreal Ireland PLC; ING Bank N.V.; Skandinavisk Enskilda Banken AB (publ); ABN Amro Bank N.V., Stockholm Branch; Commonwealth Bank of Australia; HSH Nordbank AG, Copenhagen Branch; and N.M. Rothschild & Sons Limited (as lenders) dated as of May 15, 2008.

SCHEDULE E

TO THE ARRANGEMENT AGREEMENT

LUNDIN SUBSIDIARIES

Subsidiary Name	Jurisdiction	% Ownership
Lundin Mining AB	Sweden	100
Zinkgruvan Mining AB	Sweden	100
Lundin Mining Exploration AB	Sweden	100
North Atlantic Natural Resources AB	Sweden	100
Lundin Mining Ltd.	Ireland	100
Lundin Resources Ltd.	Ireland	100
Lundin Mining Exploration Ltd.	Ireland	100
Rio Narcea Gold Mines, Ltd.	Canada	100
Rio Narcea Corporativa, S.L.	Spain	100
Rio Narcea Recursos, S.A.	Spain	100
Rio Narcea Nickel, S.A.	Spain	100
Rio Narcea Gold Mines, S.L.	Spain	100
Rio Narcea Gold Mines, S.A.	Portugal	100
Lundin Mining Katanga	DRC	99.99
Naraval Gold S.L.	Spain	100
Explorac. Mineras del Cantabrico, S.L.	Spain	95
Rio Narcea Logistica, S.L.	Spain	100
4258703 Canada Inc.	Canada	100
6565522 Canada Inc.	Canada	100
Defiance Quebec Inc.	Canada	100
Tasiast Holdings S.A.	Luxembourg	100
Geomaque de Honduras, S.A. De C.V.	Honduras	100
Rio Narcea Tasiast Luxembourg S.A.	Luxembourg	100
Rio Narcea Finance	Ireland	100
Lundin Mining Exploration S.L. Sociedad Unipersonal	Spain	100
Lundin Mining UK Ltd.	Great Britain	100
Galmoy Mines Ltd.	Ireland	100(1)
Lundin Zinc Ltd.	Ireland	100(2)
Lundin Mining Holdings AB	Sweden	100
Barinas Enterprises Company Limited	Cyprus	100
Somincor S.A.	Portugal	100
AGC Minas de Portugal	Portugal	100
Zinc Holdings Limited	Cyprus	100
Pirites Alentejanas, S.A.	Portugal	99.86
Transminas-Operadar Portuario, LDA	Portugal	99.86(3)

Subsidiary Name	Jurisdiction	% Ownership
South Atlantic (Bermuda) I Ltd.	Bermuda	100
Tenke Holdings Ltd.	Bermuda	100

Notes

[1]	Lundin Mining AB and Lundin Mining Ltd. each own 50% of Galmoy Mines Ltd.
[2]	Lundin Mining AB and Lundin Mining Ltd. each own 50% of Lundin Zinc Ltd.
[3]	Pirites Alentejanas, S.A. owns 100% of Transminas-Operadar Portuario, LDA

2

SCHEDULE F

TO THE ARRANGEMENT AGREEMENT

LUNDIN SIGNIFICANT INTEREST COMPANIES AND LUNDIN INVESTMENT

COMPANIES

Lundin Significant Interest Companies

Subsidiary Name	Jurisdiction	% Ownership
Morales (Overseas) Ltd.	Cyprus	49
Ozernoe GOK OAO	Russia	49(1)
Techprominvest OOO	Russia	49(2)
Liarova Holdings Ltd.	Cyprus	49(3)
TF Holdings Ltd.	Bermuda	30
Tenke Fungurume Mining Corp. SARL	DRC	24.75(4)

Notes

[1]	Lundin Mining AB owns 49% of Morales (Overseas) Ltd. who owns 100% of Ozernoe GOK OAO.
[2]	Lundin Mining AB owns 49% of Morales (Overseas) Ltd. who owns 100% of Techprominvest OOO.
[3]	Lundin Mining AB owns 49% of Morales (Overseas) Ltd. who owns 100% of Liarova Holdings Ltd.
[4]	Tenke Holdings Ltd. owns 30% of TF Holdings Ltd. who owns 82.5% of Tenke Fungurume Mining Corp. SARL.

Lundin Investment Companies

Company Name	Jurisdiction	% Ownership
Union Resources Limited	Australia	20
Sunridge Gold Corp	Canada	15
Mantle Resources Inc.	Canada	9
Sanu Resources Ltd.	Canada	10
Chariot Resources Ltd.	Canada	20

SCHEDULE G

TO THE ARRANGEMENT AGREEMENT

MATERIAL HUDBAY SUBSIDIARIES

Subsidiary Name	Jurisdiction	% Ownership
Hudson Bay Mining and Smelting Co., Limited	Canada	100
HudBay Marketing & Sales Inc.	Canada	100
Consider Metal Marketing S.A.	Luxembourg	50
Consider Metal Marketing Inc.	Canada	100
Hudson Bay Exploration and Development Company Limited	Canada	100
HudBay USA, Inc.	Michigan, USA	100
White Pine Copper Refinery Inc.	Delaware, USA	100
Balmat Holding Corporation	Delaware, USA	100
St. Lawrence Zinc Company LLC	Delaware, USA	100
HMI Nickel Inc.	British Columbia	100
Skye Resources (B.V.I.) Inc.	British Virgin Islands	100
Skye Resources Guatemala (B.V.I.) Inc.	British Virgin Islands	100
Skye Guatemala JV (B.V.I.) Inc.	British Virgin Islands	100
Bocaneuva S.A.	Guatemala	100	(1)
Compañía Guatemalteca de Níquel, S.A.	Guatemala	98.2	(1)(2)
Inversiones Arcadia S.A.	Guatemala	100
Skye SdG1 (B.V.I.) Inc.	British Virgin Islands	100
Skye SdG2 (B.V.I.) Inc.	British Virgin Islands	100
Skye de Guatemala, S.A.	Guatemala	100	(1)
Tampico, S.A.	Guatemala	100	(1)

Notes

[1]

By law a Guatemalan corporation must have two shareholders and in the case of Skye de Guatemala S.A., Tampico S.A., Inversiones Arcadia S.A. and Bocanueva S.A., Skye has made arrangements for a second shareholder to hold one or more shares for the indicated 100% shareholder in each case.

[2]	Skye Resources Guatemala (B.V.I.) Inc. and Skye Guatemala JV (B.V.I.) Inc. each own 49.1% of the Compañía Guatemalteca de Níquel S.A.

SCHEDULE H

TO THE ARRANGEMENT AGREEMENT

FORM OF VOTING AGREEMENT

SCHEDULE I

TO THE ARRANGEMENT AGREEMENT

FORM OF VOTING AGREEMENT

(DIRECTORS AND OFFICERS)